One hundred thirty-two years of service.
Fourteen Business Principles.
One culture.

Goldman Sachs.

2001 ANNUAL REPORT

Goldman Sachs

TABLE OF CONTENTS

($ AND SHARE AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	AS OF OR FOR YEAR ENDED NOVEMBER 2001	2000
Operating Results		
Net revenues		
Global capital markets		
Investment banking	$ 3,836	$ 5,371
Trading and principal investments	6,349	6,627
Asset management and securities services	5,626	4,592
Total net revenues	15,811	16,590
Pre-tax earnings	3,696	5,020
Net earnings	2,310	3,067
Common Share Data		
Diluted earnings per share[1]	$ 4.26	$ 6.35
Average diluted common shares outstanding	541.8	511.5
Dividends declared per share	$ 0.48	$ 0.48
Book value per share[2]	36.33	32.18
Financial Condition and Other Operating Data		
Total assets[3]	$312,218	$284,410
Long-term borrowings	31,016	31,395
Shareholders' equity	18,231	16,530
Leverage ratio[4]	17.1x	17.2x
Adjusted leverage ratio[5]	13.2x	13.1x
Return on tangible shareholders' equity[6]	17.8%	28.9%
Selected Data		
Total employees	22,677	22,627
Assets under management	$350,718	$293,842

[1] Diluted earnings per share for the year ended November 2000 exclude a charge of $290 million ($180 million after taxes) related to our combination with SLK LLC (SLK). Including this charge, diluted earnings per share were $6.00.

[2] Book value per share is based on common shares outstanding, including restricted stock units granted to employees with no future service requirements, of 501.8 million as of November 2001 and 513.7 million as of November 2000.

[3] In accordance with Statement of Financial Accounting Standards (SFAS) No. 140, total assets as of November 2000 exclude collateral of $5.35 billion previously recognized under SFAS No. 125.

[4] Leverage ratio equals total assets divided by shareholders' equity.

[5] Adjusted leverage ratio equals adjusted assets divided by shareholders' equity. Adjusted assets represent total assets less securities purchased under agreements to resell, certain securities borrowed transactions and the increase in total assets related to certain provisions of SFAS No. 140.

[6] Return on tangible shareholders' equity is computed by dividing net earnings by average tangible shareholders' equity. Tangible shareholders' equity equals total shareholders' equity less goodwill and other intangible assets. Return on tangible shareholders' equity for 2000 excludes the charge related to our combination with SLK.



FROM LEFT

John A. Thain
President and
Co-Chief Operating Officer

Henry M. Paulson, Jr.
Chairman and
Chief Executive Officer

John L. Thornton
President and
Co-Chief Operating Officer

FELLOW SHAREHOLDERS,

It is impossible to discuss 2001 without beginning with the events of September 11. While our 13,000 people in the downtown New York area were unharmed and our facilities largely untouched, the stunning and savage attack on the World Trade Center, just a few blocks away from our headquarters, represented a formidable challenge in operational and human terms. We are proud to report that the people of Goldman Sachs, not just in New York but around the world, met this challenge with courage, resilience and initiative.

But even as our people worked tirelessly to keep Goldman Sachs up and running, they never forgot the human dimension of the September 11 tragedy. They reached out to provide comfort to those who had lost loved ones and friends in the attack. And together with the firm, they provided needed material assistance in the form of more than $11 million in donations for the victims of this crime. In short, September 11 tested us as a firm and as individuals in a way we had never been tested. And we emerged stronger than ever before. Our corporate culture had again proven its enduring value.

This year's report focuses on the Business Principles and the core values that embody our culture: commitment to the client, teamwork, integrity, professional excellence and entrepreneurial spirit. These values not only serve our clients and shareholders; they also set us apart from other firms, making us the employer of choice in our industry.

- Our culture of teamwork allows us to pull together the best thinking from different parts of the firm and deliver integrated solutions to complex client problems.
- Our emphasis on integrity makes us a firm that individuals, corporations, institutions and governments can trust.
- Our commitment to professional excellence and a true meritocracy ensures that our clients receive the very best service that our industry can offer.
- Our focus on entrepreneurship means that we are always searching for new ways to promote our customers' interests.

Maintaining the Goldman Sachs culture is therefore a critical task. But it is not easy. Like any competitive edge, our culture must be continually reinforced and adapted or it will atrophy. Though some were concerned that our decision to go public in 1999 would undermine our core values, we disagreed. We believe that our culture reflects much more than our ownership structure. Instead, it is the manifestation of the values that have been impressed upon us for years—constantly communicated from the top down—and the behavior and actions that are reinforced through our 360-degree performance reviews and rewarded through promotions, compensation and peer approval.

Our initial public offering, in fact, enhanced our culture by spreading ownership—and a personal stake in our success—throughout the firm. But our culture does face a challenge: our growing size. It is far easier to inculcate and perpetuate core values in an organization of 5,000 people than it is in one of over

22,000. The major task confronting us today—as it did in 1999 and will for the foreseeable future—is managing growth.

In the financial services industry, where people are absolutely critical, size can become the enemy of excellence. It is our job to make sure that this does not happen at Goldman Sachs, where our culture is a magnet for talent. This is because we offer outstanding people—high achievers—the opportunity to work with other outstanding people as part of a mutually supportive team in a collaborative environment. Our people are motivated by job content, which has never been more interesting, and by working in a meritocracy where they are tested with great responsibility. They demand career development opportunities and care deeply about the values that Goldman Sachs represents.

Our people want to make a difference. They see globalization as a force for good and are proud of the dynamic role that Goldman Sachs plays in shaping the world economy.

It is no easy task to maintain our culture in the face of great growth and change. To meet this challenge, in 1999 we initiated a multiyear process to adapt our culture to a large and growing global organization without becoming bureaucratic. As we became larger, we recognized that many of our processes—recruiting, mentoring, training, performance evaluation, career development—had to be reengineered.

In the "old days," each business manager was his or her own Human Resources professional, and much of the training and career development was done on an apprenticeship basis. This doesn't work quite as well anymore. Over the last several years, we have made some real progress in adapting our people-management capabilities to a larger organization in "Pine Street" (named after the address of the original Goldman Sachs headquarters).

- We are 12 months into a highly promising leadership development program for our Managing Directors, headed by the former Director of the G.E. Crotonville Executive Educational Program.
- We are doing a better job of continually communicating with our people on firmwide, divisional and business-unit levels.
- We have continued to strengthen our performance evaluations, mentoring and training programs throughout the firm.
- We have recently taken actions to intensify and strengthen a 21st century Diversity Program in the context of a global institution.
- We continue to expand our Community TeamWorks Program. This year, over 18,000 of our people around the world worked together in teams to give energy and creativity to nonprofit organizations in the communities in which they work.

These and other measures to manage our growth are ongoing. They are clearly only part of what must be a long-term, broad-based commitment to strengthening our culture. Making—and keeping—that commitment will be critical as we work toward our goal of becoming the world's preeminent investment banking, securities and investment management company.

Of course, we recognize that a corporate culture is not an end in itself but a means to an end. It enables us to execute successfully a winning business strategy that results in extraordinary client service and superior long-term financial performance for our shareholders. Like everyone in our industry, we faced considerable adversity in the form of difficult market conditions in 2001. We have noted in the past that we do not expect a predictable, stable pattern of quarter-over-quarter earnings increases. In fact, while we believe our business offers attractive long-term returns, 2001 provided an excellent reminder that fluctuating markets mean that our business will never have the stability of some other sectors.

We continually tell our people that although we cannot do anything to change the environment, we can strive to outperform the competition and meet the high expectations of our clients. From that perspective, 2001 was a highly successful year. The quality of our people and culture, together with the strength and diversity of our businesses, was evident as we produced an 18% return on our tangible shareholders' equity in one of the most challenging years in our industry's history.

Investment Banking activity and revenues declined sharply for the industry. Our own results were no exception. The firm's performance in this challenging environment was, however, first-rate. We believe the quality of our client relationships and our leadership in the most important businesses have never been stronger.

For example, in 2001, we again were the number one advisor in merger transactions on a worldwide basis. We advised on 8 of the 10 largest transactions completed during the year, more than any other firm. We also were the number one global underwriter of initial public offerings and all common stock offerings. We think these results are a testament to the strength and quality of our franchise.

Within our Trading and Principal Investments business, Fixed Income, Currency and Commodities produced excellent results, increasing net revenues 35% by capitalizing on lower interest rates, increased volatility and strong customer demand. Performance was strong across a wide range of our businesses, including commodities, currencies, our credit-sensitive businesses and fixed income derivatives.

Net revenues declined in our equities business in a difficult environment with declining volatility and customer flow. Despite the challenging market, we were very pleased with our progress in the integration of Spear, Leeds & Kellogg with our own capabilities to strengthen our leading position in equities markets.

Principal Investments had a very disappointing year, with significant mark-to-market losses, principally in our high technology and telecommunications investments. Overall, however, we continue to believe that our merchant banking activities are an excellent business for us. We see many attractive opportunities created by the volatility in the past year.

Asset Management and Securities Services produced another record year in 2001. Assets under management increased 19% to $351 billion. In 2001, we had record net inflows of $67 billion of new client assets. These very strong results demonstrate the value created through a diverse, multi-product global platform. We also continue to build our high-net-worth business and believe it is one of our most attractive growth opportunities.

As our industry has undergone dramatic consolidation over the last few years, and as commercial banks have increasingly used low-priced credit as a competitive tool, some observers have asked, "Is Goldman Sachs big enough?" To be frank, we believe that this is the wrong question, particularly for a global firm with over 22,000 people, $18 billion in equity capital, and a $300 billion balance sheet. Capital has never been a limiting factor for us.

The right question—and the one we ask ourselves constantly—is, "Can we continue to manage growth by adapting our culture to a large and increasingly complex global company?" This, and not the size of competitors, will be the key to our continuing ability to execute our strategy superbly, which is the ultimate determinant of our success.

We face a big challenge, but we are up to it. We wouldn't trade places with any of our competitors, whatever their size or business model. Despite the uncertainties of the current market environment, we remain bullish about the future. We operate at the "sweet spot" of global capitalism.

We believe that the trends that have created opportunities for us in the past—globalization, deregulation, consolidation and market-driven reform—will continue to do so in the future. But we know that our ultimate success will depend upon a constant commitment to the core cultural values that allow us to execute successfully our corporate strategy and to attract the very best of the best in the world of finance. We have made that commitment and intend to adhere resolutely to it in 2002 and the years that follow.

We owe you, our shareholders, no less.

Henry M. Paulson, Jr.
Chairman and
Chief Executive Officer

John A. Thain
President and
Co-Chief Operating Officer

John L. Thornton
President and
Co-Chief Operating Officer

Source of market share information: Thomson Financial Securities Data—January 1, 2001 through December 31, 2001.

Goldman Sachs is a leading global investment banking and securities firm that provides a wide range of services worldwide to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals.

Our activities are divided into two segments: Global Capital Markets and Asset Management and Securities Services.

GLOBAL CAPITAL MARKETS

Our Global Capital Markets segment is divided into Investment Banking and Trading and Principal Investments.


$10,132
$11,998
$10,185
1999
2000
2001

Global Capital Markets
Net Revenues
(in millions of dollars)

INVESTMENT BANKING

Our current structure, which is organized along regional, product and industry groups, seeks to combine client-focused investment bankers with execution and industry expertise.

Our Investment Banking activities are divided into two categories: Financial Advisory and Underwriting.

In 2001, Goldman Sachs maintained its leading investment banking position, ranking first in worldwide common stock offerings, as well as in announced and completed worldwide mergers and acquisitions. We were also one of the leaders in worldwide convertibles and worldwide high-yield offerings, and we continued to be recognized as innovators in leveraged finance.


$4,359
$5,371
$3,836
1999
2000
2001

Investment Banking
Net Revenues
(in millions of dollars)

Financial Advisory

Financial Advisory includes advisory assignments with respect to mergers and acquisitions, divestitures, corporate defense activities, restructurings and spin-offs.


$2,270
$2,592
$2,070
1999
2000
2001

Financial Advisory
Net Revenues
(in millions of dollars)

Underwriting

Underwriting includes public offerings and private placements of equity and debt securities.


$2,089
$2,779
$1,766
1999
2000
2001

Underwriting
Net Revenues
(in millions of dollars)

GLOBAL CAPITAL MARKETS (continued)

TRADING AND PRINCIPAL INVESTMENTS

Our Trading and Principal Investments business facilitates customer transactions and takes proprietary positions through market making in and trading of fixed income and equity products, currencies, commodities, and swaps and other derivatives. In addition, we engage in floor-based and electronic market making as a specialist on U.S. equities and options exchanges.

Our Trading and Principal Investments activities are divided into three categories: Fixed Income, Currency and Commodities, Equities and Principal Investments.


$5,773
$6,627
$6,349
1999
2000
2001

Trading and Principal Investments
Net Revenues
(in millions of dollars)

Fixed Income, Currency and Commodities (FICC)

FICC makes markets in and trades fixed income products, currencies and commodities, structures and enters into a wide variety of derivative transactions, and engages in proprietary trading and arbitrage activities. FICC's principal products are: bank loans, commodities, currencies, derivatives, emerging market debt, global government securities, high-yield securities, investment-grade securities, money market instruments, mortgage securities and loans and municipal securities.

FICC generated record net revenues—35% higher than 2000—as the firm capitalized on lower interest rates, increased volatility and strong customer demand.


$2,862
$3,004
$4,047
1999
2000
2001

FICC
Net Revenues
(in millions of dollars)

Equities

Equities makes markets in, acts as a specialist for, and trades equities and equity-related products, structures and enters into equity derivative transactions, and engages in proprietary trading and equity arbitrage. We make markets and position blocks of stock to facilitate customers' transactions and to provide liquidity in the marketplace.


$1,961
$3,489
$2,923
1999
2000
2001

Equities
Net Revenues
(in millions of dollars)

Principal Investments

Principal Investments primarily represents net revenues from our merchant banking investments. We make principal investments directly and through the funds we raise and manage.


$950
$134
-$621
1999
2000
2001

Principal Investments
Net Revenues
(in millions of dollars)

ASSET MANAGEMENT AND SECURITIES SERVICES

Our Asset Management and Securities Services segment is divided into three categories: Asset Management, Securities Services and Commissions.


$3,213
$4,592
$5,626
1999
2000
2001

Asset Management and Securities Services
Net Revenues
(in millions of dollars)

Asset Management

Asset Management generates management fees by providing investment advisory services to a diverse client base of institutions and individuals. Assets under management include our mutual funds, separate accounts managed for institutional and individual investors, our merchant banking funds and other alternative investment funds.

Assets under management grew 19% during the year, with record net inflows of $67 billion.


$919
$1,345
$1,473
1999
2000
2001

Asset Management
Net Revenues
(in millions of dollars)

Securities Services

Securities Services includes prime brokerage, financing services and securities lending, and our matched book businesses, all of which generate revenues primarily in the form of fees or interest rate spreads.


$772
$940
$1,133
1999
2000
2001

Securities Services
Net Revenues
(in millions of dollars)

Commissions

Commissions include fees from executing and clearing client transactions on major stock, options and futures markets worldwide. Commissions also include revenues from the increased share of the income and gains derived from our merchant banking funds.


$1,522
$2,307
$3,020
1999
2000
2001

Commissions
Net Revenues
(in millions of dollars)

Faced with unsettled markets and unsettling events, in 2001 the people of Goldman Sachs continued to develop successful strategies and execute transactions with our clients. We did so in the same way that our predecessors at Goldman Sachs faced the unprecedented challenges of their times—by building on the foundation of values embodied in our fourteen Business Principles.

These Principles reflect a set of ethics that have become ingrained in our firm's character over more than 130 years. They serve as the bedrock of our determination to provide clients with our industry's premier counsel and services. For our shareholders, they remain an enduring source of confidence.

The Business Principles characterize not only the high standards and aspirations of the people who built this firm, but of our people today. If we do what is right, and apply our Principles as the examples on the following pages demonstrate, we believe that the people of Goldman Sachs will continue to be known for their commitment, their excellence and their integrity.

PRINCIPLE NO. 1

Our clients' INTERESTS always come first. Our experience shows that if we serve our clients well, our own success will follow.



A DIVERSE SET OF INITIATIVES FOR HUTCHISON WHAMPOA

"Over the years, Goldman Sachs has been our valued counselor—advising us on key strategic transactions—and this year was no different. For our telecommunications investments, it underwrote our $2.6 billion offering of 2% notes exchangeable into Vodafone shares. It helped us reduce our credit costs by underwriting a $1.5 billion global bond offering, one of the largest single-tranche bond offerings ever from Asia.

For our ports business, Goldman Sachs' relationships helped us negotiate key acquisitions and expand our global footprint. The firm also worked with us as we bolstered our e-commerce holdings. With its global capabilities and deep pool of professional talent, Goldman Sachs continues to be loyal and dedicated to our business."

Canning Fok
Group Managing Director
Hutchison Whampoa Limited

For additional client profiles, please see www.gs.com


PRINCIPLE NO. 2
Our ASSETS are our people, capital and reputation. If any of these is ever diminished, the last is the most difficult to restore. We are dedicated to complying fully with the letter and spirit of the laws, rules and ethical principles that govern us. Our continued success depends upon unswerving adherence to this standard.

BRITISH COAL PENSION SCHEMES ANNIVERSARY

"During the past year we celebrated the fifth anniversary of our relationship with Goldman Sachs and we continue to be impressed with the quality of its service and commitment to its clients. Of course we had known of the firm's excellent reputation, but it is always nice to work with a team that lives up to expectations. With approximately $30 billion in assets, the pension schemes constitute the second largest pension group in the U.K., and Goldman Sachs has managed the vast majority of those assets, all within our guidelines for service and investment strategy. Goldman Sachs' excellent risk control systems give us confidence in tight management control. In addition, it has over 200 portfolio professionals in its offices around the world who provide local insights into regions and economies. As a result, year after year, performance has consistently exceeded our benchmarks."

David Morgan
Chief Executive Officer
Coal Pension Trustees

For additional client profiles, please see www.gs.com

PRINCIPLE NO. 3

Our goal is to provide superior RETURNS to our shareholders. Profitability is critical to achieving superior returns, building our capital, and attracting and keeping our best people. Significant employee stock ownership aligns the interests of our employees and our shareholders.



SUPERIOR RETURNS TO SHAREHOLDERS

Although going public brought some change, one constant at Goldman Sachs is the focus on creating superior, long-term returns for our owners. Despite dramatic shifts in the business environment since we went public in 1999, our stock price rose 68% from our IPO to the end of fiscal 2001. That compares with a decline in the S&P 500 index of 16% for the same period.

As 2001 demonstrated, our businesses are inherently cyclical. Nevertheless, this year also showed the benefits of having breadth and diversity in our businesses. The challenging environment led to lower net revenues in key areas like Investment Banking and Equities in 2001. However, our Fixed Income, Currency and Commodities franchise capitalized on favorable market conditions for their businesses, and produced record results. That performance helped Goldman Sachs generate an 18% return on tangible shareholders' equity despite 2001 being a difficult year. We also remained a leader in Mergers and Acquisitions and Equity Underwriting, which we believe positions us well to generate strong returns in those businesses when the economic environment improves.

PRINCIPLE NO. 4

We take great pride in the professional QUALITY of our work. We have an uncompromising determination to achieve excellence in everything we undertake. Though we may be involved in a wide variety and heavy volume of activity, we would, if it came to a choice, rather be best than biggest.



QUALITY SERVICE FOR OCH-ZIFF CAPITAL

"Superior client service is delivered through consistency and professionalism, and we believe Goldman Sachs to be world-class in this regard. We have worked with Goldman Sachs for many years and rely on its professionals for their market insights, product knowledge and excellent execution capabilities. Although we may do business with a few different firms at one time, Goldman Sachs truly differentiates itself through its specialized sales professionals who understand our concerns and put the firm's global resources to bear to make solutions happen very quickly. We draw on their extensive knowledge to help us anticipate the changes we need to make in order to succeed in the current and future market environments."

Daniel Och
Senior Managing Member
Och-Ziff Capital Management Group

For additional client profiles, please see www.gs.com

PRINCIPLE NO. **5**

We stress CREATIVITY and IMAGINATION in everything we do. While recognizing that the old way may still be the best way, we constantly strive to find a better solution to a client's problems. We pride ourselves on having pioneered many of the practices and techniques that have become standard in the industry.



MEDTRONIC ACQUIRES MINIMED AND MEDICAL RESEARCH GROUP

"In connection with many of our large strategic transactions, Goldman Sachs has played a very important role in helping us achieve our position as the world's leading medical technology company. In fact, Goldman Sachs' part in helping to develop a creative financing solution was critical to our recent successful acquisition of MiniMed and Medical Research Group (MRG). By issuing the convertible debt securities to finance the acquisition, we were able to access a new pool of low-cost capital that enhanced the economics and ultimate closing of the deal. This was the largest-ever convertible transaction in the biotechnology industry. The results have been excellent."

Art Collins
President and Chief Executive Officer
Medtronic, Inc.

PRINCIPLE NO. 6

We make an unusual effort to identify and recruit the very BEST PERSON for every job. Although our activities are measured in billions of dollars, we select our people one-by-one. In a service business, we know that without the best people, we cannot be the best firm.



PINE STREET

As Goldman Sachs has dramatically increased the size and global scope of its operations, we have sharpened our focus on recruiting and developing leadership talent. To serve evolving client needs and to better meet the demands of our growth, we established a leadership training initiative called Pine Street. Pine Street is dedicated to strengthening the culture of the firm, enhancing the success of Goldman Sachs and its clients, and developing world-class leadership and management talent.

Distinguished businesspeople, noted academicians and the firm's own leaders serve as faculty. Pine Street combines formal classroom experiences with extensive mentoring and coaching to establish a common language and skill set of leadership throughout the firm.

PRINCIPLE NO. 7

We offer our people the OPPORTUNITY to move ahead more rapidly than is possible at most other places. Advancement depends on merit and we have yet to find the limits to the responsibility our best people are able to assume. For us to be successful, our men and women must reflect the diversity of the communities and cultures in which we operate. That means we must attract, retain and motivate people from many backgrounds and perspectives. Being diverse is not optional; it is what we must be.



GLOBAL LEADERSHIP AND DIVERSITY

Goldman Sachs is strongly committed to being best in class in the area of diversity. We have diverse clients and we manage a broad range of businesses all over the world. To be the best we need the creativity and innovation that diversity provides, and therefore diversity is an ongoing imperative for us that requires our attention and focused efforts.

Consistent with our commitment, we recently established the Office of Global Leadership and Diversity to focus on creating integrated leadership and diversity initiatives across our businesses. These initiatives include recruiting, mentoring, career development and succession planning and seek to ensure that we are attracting, developing and promoting the best talent.

The Office of Global Leadership and Diversity is implementing accountability measures to help us assess our progress in meeting these goals. The Office consists of a central team as well as divisional and regional Leadership and Diversity Managers who will ensure that our efforts are supported, coordinated and effective across the firm.

PRINCIPLE NO. **8**

We stress TEAMWORK in everything we do. While individual creativity is always encouraged, we have found that team effort often produces the best results. We have no room for those who put their personal interests ahead of the interests of the firm and its clients.



ADVISOR TO SINGAPORE TELECOMMUNICATIONS

"Goldman Sachs gave us valuable advice on key capital structuring issues as we made strategic acquisitions across the Asia Pacific region. The Goldman Sachs team played a variety of roles on different fronts this year. As a credit rating advisor, Goldman Sachs provided invaluable support in communicating our strengths to the ratings agencies. As joint lead manager on our bond offering, the firm helped us structure and shape the marketing effort for the multi-currency, multi-term offering that proved extremely successful in the international capital markets. Goldman Sachs understood our strengths and, with sound judgment and creativity, helped bring the bonds to market with an A1/AA- rating and strong demand on three continents."

Lee Hsien Yang
President and Chief Executive Officer
Singapore Telecommunications Limited

For additional client profiles, please see www.gs.com

PRINCIPLE NO. **9**

The DEDICATION of our people to the firm and the intense effort they give their jobs are greater than one finds in most other organizations. We think that this is an important part of our success.

SAO PAULO



REOPENING OF THE FINANCIAL MARKETS FOLLOWING THE SEPTEMBER 11 ATTACK

"At a time when there were no yardsticks for measuring market capacity, the Goldman Sachs team helped us assess investor appetite for several key debt offerings that reopened the market following the attack, including the €5 billion 10-year EuroReference Note℠. As lead manager, they provided the dedication and insight that helped give us the confidence to go forward."

Jerome Lienhard
Senior Vice President
Freddie Mac

EuroReference Note is a service mark of Freddie Mac

"When we decided to proceed with our IPO following the attack, we felt strongly that Goldman Sachs had the extensive experience and track record to help us complete our deal during trying times. Its team helped communicate the strength of our message to investors and facilitated a road show that gave us exposure to an impressive list of institutional investors. As a result, the issue was extremely successful and we're very proud of the results."

J. Barry Griswell
Chairman, President and CEO
Principal Financial Group

"In preparation for our IPO, Goldman Sachs people briefed us before each investor meeting, demonstrating deep knowledge of the potential investors. Given that the market for IPOs had completely shut down in the wake of the September 11 tragedy, our results were extraordinary. We upsized the transaction twice and sold over $2.2 billion of equity, the largest healthcare IPO ever."

Larry C. Glasscock
Chief Executive Officer
Anthem Inc.

For additional client profiles, please see www.gs.com

PRINCIPLE NO. 10

We consider our SIZE an asset that we try hard to preserve. We want to be big enough to undertake the largest project that any of our clients could contemplate, yet small enough to maintain the loyalty, the intimacy and the esprit de corps that we all treasure and that contribute greatly to our success.



COGNIS ACQUISITION

"Although Permira is a large private equity specialist, our acquisition of Cognis was quite unique for us—not only because of its large size and complexity, but because Goldman Sachs was working with us as an advisor, as a co-investor and as a lead arranger on senior secured debt facilities that totaled €1.6 billion. Once the bidding got under way, Goldman Sachs' understanding of the chemicals industry, as well as its excellent reputation and outstanding relationships in Germany, really helped differentiate our team from the competition. The Goldman Sachs professionals worked across their own organization and with our people seamlessly. Together we were able to demonstrate to the market that good solutions can be generated even under the most challenging conditions."

Thomas Jetter
Partner
Permira

For additional client profiles, please see www.gs.com

PRINCIPLE NO. **11**

We constantly strive to ANTICIPATE the rapidly changing needs of our clients and to develop new services to meet those needs. We know that the world of finance will not stand still and that complacency can lead to extinction.



ESTABLISHMENT OF ALLIED WORLD ASSURANCE HOLDINGS

Seeing a real need and opportunity in the marketplace, American International Group (AIG) and Chubb Corp., along with Goldman Sachs, their long-time advisors, came up with the idea of a new Bermuda-based venture, Allied World Assurance Company (AWAC). AWAC provides insurance products for the business community, responding to a strong upward trend in insurance premiums. In addition to Goldman Sachs acting as placement agent for this transaction, GS Capital Partners and certain employees of Goldman Sachs invested $250 million in AWAC and the firm offered its clients an opportunity to invest alongside the firm in this promising venture. AWAC is now an A+ rated insurance and reinsurance organization that combines AIG's global industry leadership with Goldman Sachs' investment and asset management expertise.

"Insurance markets have experienced unprecedented demand for a number of coverages, without which businesses cannot operate prudently. AWAC will supplement existing market capabilities and capacity, providing a broad range of insurance coverages worldwide for businesses that have large and complex risks."

Maurice "Hank" Greenberg
Chairman
Allied World Assurance Holdings Ltd.

PRINCIPLE NO. **12**

We regularly receive CONFIDENTIAL information as part of our normal client relationships. To breach a confidence or to use confidential information improperly or carelessly would be unthinkable.



ALLIANZ COMBINES WITH DRESDNER BANK

Allianz's combination with Dresdner reshaped the financial industry in Germany by simplifying decades-old cross-holdings among four blue-chip groups: Allianz, Dresdner, Bayerische Hypo & Vereinsbank (Hypo Vereinsbank) and Muenchener Rueckversicherungs-Gesellschaft (Munich Re). By combining with Dresdner, Allianz reduced its interest in Munich Re and eliminated its stake in Hypo Vereinsbank, while at the same time acquiring 96.4% ownership of Dresdner Bank, in which it already had a 21% interest. The merger between two of Germany's financial leaders is an early example of the wave of consolidation that may occur over the next few years.

"Goldman Sachs drew resources from its research, capital markets, investment banking and financial industry groups. The sensitivity of the transactions required a great deal of trust that could be generated only from long-standing relationships and a very strong knowledge of the German market—qualities that the Goldman Sachs team demonstrated consistently throughout the process."

Prof. Dr. Bernd Fahrholz
Chief Executive Officer
Dresdner Bank

For additional client profiles, please see www.gs.com.

PRINCIPLE NO. 13

Our business is highly COMPETITIVE, and we aggressively seek to expand our client relationships. However, we must always be fair competitors and must never denigrate other firms.



STARBUCKS COFFEE JAPAN GOES PUBLIC

"Our Japanese joint venture operations had been growing very quickly so when we decided to support further growth by going public, most of the major investment banks came knocking on our door. After a rigorous selection process, we chose Goldman Sachs, a decision that the team and the results of the transaction have more than justified.

Execution of the transaction required an understanding of two very different business cultures as well as the effective balancing and management of the interests of Starbucks and our joint venture partner, Sazaby. With significant involvement by bankers in both Japan and the U.S. and a skillful understanding of the Japanese deal-making process, Goldman Sachs was more than up to the task.

Amidst challenging equity markets in Japan in which 15 IPOs were either cancelled or postponed in the month of September alone, the offering went extremely well. On October 10, Starbucks Japan shares listed on Nasdaq Japan in a deal that was oversubscribed and priced near the high end of our pricing range."

Michael Casey
Chief Financial Officer
Starbucks Corporation

PRINCIPLE NO. 14

INTEGRITY and HONESTY are at the heart of our business. We expect our people to maintain high ethical standards in everything they do, both in their work for the firm and in their personal lives.


Our ethics govern our business

EDISON INTERNATIONAL CONTENDS WITH THE CALIFORNIA ENERGY CRISIS

"At a critical time, Goldman Sachs helped our Mission Energy subsidiary tap the capital markets for $1.2 billion. The Goldman Sachs team worked with us to design a structure that allowed us to issue a bond with a significantly better credit rating and raise the funds we needed. Goldman Sachs was critical as the sole bookrunner on our $800 million bond issue and then further demonstrated its commitment to us by underwriting a $385 million term loan. With the combined proceeds of the bond issue and loan, we were able to resolve our pressing cash needs and subsequently bought the time we needed to work out a longer term approach to the California energy crisis and our creditworthiness with the California Public Utilities Commission."

Ted Craver
Chief Financial Officer
Edison International

For additional client profiles, please see www.gs.com

GOLDMAN SACHS RELIEF FUND

Goldman Sachs takes very seriously its responsibility to the communities in which we work and we rely upon the values that underlie our Business Principles to help direct our response to community needs. Two days after the attack of September 11, 2001, we established the Goldman Sachs Relief Fund. In less than three months, over $11 million was contributed, with the firm matching more than $5 million given by employees. Within that same time frame, suggestions were collected from the people of Goldman Sachs and decisions were made to fund 28 organizations. Although we did not lose any of our people, 42 of our colleagues lost family members on that tragic Tuesday. Donations include the following:

FUND ALLOCATION

Rescue Workers (including fire, police and Port Authority workers)	$ 2,250,000
Goldman Sachs Families (loss of family members)	2,200,000
Education (scholarship funds for children of victims)	2,025,000
Small Businesses (financial and technical assistance to small businesses in lower Manhattan)	1,000,000
Community Organizations (nonprofits providing assistance or that were displaced)	875,000
New York City Infrastructure (Family Assistance Centers and other aid to families of victims)	750,000
Restaurant Workers (families of Windows on the World workers killed on September 11)	500,000
Memorial Contributions (Boston, MA, Washington, D.C. and Somerset County, PA)	500,000
Medical Facilities (two downtown New York City hospitals that responded on September 11)	300,000
Currently being allocated	763,644
Total	$ 11,163,644

SEPTEMBER 11 OUTREACH

In addition to our financial assistance, the Goldman Sachs family mobilized more than 600 volunteers to aid families and relief workers affected by the attack. We partnered with Safe Horizon, Community Food Bank of New Jersey, Food for Survival, Free Arts, the American Red Cross, the Mayor's Community Assistance Center, Women's Venture Fund and the United Way of New York City. A collection drive in our New York offices gathered over 3,200 supplies for the rescue workers who are working around the clock at Ground Zero.

We are also honored by the appointments of former Senior Partner John C. Whitehead to chair the Lower Manhattan Redevelopment Project, and our Vice Chairman Robert J. Hurst to lead the 9/11 United Services Group. We wish them much success with these efforts.

The people of Goldman Sachs around the world remain committed to assisting those in need through financial support, volunteer endeavors and partnerships with nonprofit organizations.

FINANCIAL INFORMATION–TABLE OF CONTENTS

Goldman Sachs is a leading global investment banking and securities firm that provides a wide range of services worldwide to a substantial and diversified client base.

Our activities are divided into two segments:

Global Capital Markets–This segment comprises Investment Banking, which includes Financial Advisory and Underwriting, and Trading and Principal Investments, which includes Fixed Income, Currency and Commodities (FICC), Equities and Principal Investments (Principal Investments primarily represents net revenues from our merchant banking investments); and

Asset Management and Securities Services–This segment comprises Asset Management, Securities Services and Commissions.

All references to 2001, 2000 and 1999 refer to our fiscal year ended, or the date, as the context requires, November 30, 2001, November 24, 2000 and November 26, 1999, respectively.

When we use the terms "Goldman Sachs," "we," "us" and "our," we mean, after our conversion to corporate form in May 1999, The Goldman Sachs Group, Inc., a Delaware corporation, and its consolidated subsidiaries and, prior to our conversion to corporate form, The Goldman Sachs Group, L.P., a Delaware limited partnership, and its consolidated subsidiaries.

In this discussion, we have included statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and beyond our control. These statements relate to our future plans and objectives, among other things. By identifying these statements for you in this manner, we are alerting you to the possibility that our actual results may differ, possibly materially, from the results indicated in these forward-looking statements. Important factors, among others, that could cause our results to differ, possibly materially, from those indicated in the forward-looking statements are discussed below under "—Results of Operations—Certain Factors That May Affect Our Results of Operations."

BUSINESS ENVIRONMENT

The slowdown in economic growth that began in the second half of fiscal 2000 worsened throughout 2001 as the global economy grew at its slowest pace in a decade. This difficult economic environment coupled with lower corporate earnings, weakness in global equity markets and significantly reduced investment banking activity provided a challenging business climate for financial institutions. Reflecting this environment, industry-wide completed mergers and acquisitions declined 39% and industry-wide equity underwriting volume declined 49% during the year.[1] While the fixed income markets benefited from lower interest rates, the equity markets were characterized by lower valuations and declining volatility. In addition, the terrorist attack against the United States in September exacerbated these difficult economic and market conditions.

The U.S. economy entered a recession in early 2001, reflecting a decline in capital spending, inventory liquidation and lower employment levels. Real gross domestic product growth slowed in 2001 to approximately 1%, down from over 4% in 2000. In an attempt to stimulate economic growth, the U.S. Federal Reserve aggressively lowered overnight interest rates during our fiscal year by an aggregate of 450 basis points to 2%, the lowest rate in four decades. Subsequent to our fiscal year end, the overnight lending rate was lowered an additional 25 basis points. In addition, uncertainty regarding corporate earnings and the extent of the global economic downturn, along with a decrease in consumer confidence, contributed to the continued decline in U.S. equity markets in 2001.

The European economy slowed in 2001 primarily driven by reductions in domestic and foreign demand. The weakening economic environment throughout Europe coupled with the general slowdown in global economic activity prompted the European Central Bank and the Bank of England to lower interest rates by 150 basis points and 200 basis points, respectively, during the year. Business and investor confidence declined on recessionary concerns leading to lower valuations in the region's equity markets.

In Japan, lower levels of corporate investment and consumer spending, as well as a decline in export demand, resulted in reductions in economic activity. In March, the Bank of Japan adopted a target for bank reserves that, in effect, signified a return to a zero-interest-rate policy. The possibility of a near-term economic recovery diminished as the outlook for economic reforms remained uncertain. The uncertainty surrounding the economy, along with lingering concerns as to the state of Japan's banking system and budget deficit, contributed to significant declines in the Japanese equity markets.

[1] Source: Thomson Financial Securities Data—January 1, 2001 through November 30, 2001 and January 1, 2000 through November 24, 2000.

Growth in other Asian economies also slowed significantly in 2001. Weak domestic demand along with the slowdown in export demand, in particular technology spending in the United States, led to declines in real gross domestic product for many countries in the region.

RESULTS OF OPERATIONS

The composition of our net revenues has varied over time as financial markets and the scope of our operations have changed. The composition of net revenues can also vary over the shorter term due to fluctuations in U.S. and global economic and market conditions. In addition, our operating results have been affected by Goldman Sachs' conversion to corporate form in May 1999 and its combination with SLK LLC (SLK) in October 2000. As a result, period-to-period comparisons may not be meaningful.

Financial Overview

The following table sets forth an overview of our financial results:

Financial Overview

	YEAR ENDED NOVEMBER			
($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	2001	2000[1]	1999[2]	PRO FORMA 1999[3]
Net revenues	**$15,811**	$16,590	$13,345	$13,338
Pre-tax earnings	**3,696**	5,020	1,992	4,250
Net earnings	**2,310**	3,067	2,708	2,550
Diluted earnings per share	**4.26**	6.00	5.57	5.27
Return on tangible shareholders' equity[4]	**17.8%**	28.9%		

[1] As part of the combination with SLK, a $702 million retention pool of restricted stock units was established for SLK employees. A charge of $290 million ($180 million after taxes) related to restricted stock units for which future service was not required as a condition to the delivery of the underlying shares of common stock was included in our operating results in 2000. Excluding this charge, our diluted earnings per share were $6.35.

[2] Net earnings in 1999 were reduced by $672 million, or $1.38 per diluted share, due to nonrecurring items recognized in connection with our conversion to corporate form. The nonrecurring items included $2.26 billion ($1.38 billion after taxes) for employee initial public offering awards and $200 million ($120 million after taxes) for the charitable contribution to The Goldman Sachs Foundation partially offset by a tax benefit of $825 million related to our conversion to corporate form.

[3] Pro forma net earnings reflect the results of Goldman Sachs as if our conversion to corporate form and related transactions had taken place at the beginning of 1999.

Pro forma results do not give effect to the following items due to their nonrecurring nature:

- the employee initial public offering awards of restricted stock units, for which future service was not required as a condition to the delivery of the underlying shares of common stock;
- the initial irrevocable contribution of shares of common stock to our defined contribution plan;
- the recognition of certain net tax assets; and
- a contribution to The Goldman Sachs Foundation, a charitable foundation.

Pro forma results give effect to the following items:

- interest expense on junior subordinated debentures issued to retired limited partners in exchange for their partnership interests;
- the amortization of the restricted stock units awarded to employees in connection with our initial public offering, for which future service was required as a condition to the delivery of the underlying shares of common stock; and
- the provision for income taxes in corporate form.

For the purpose of calculating pro forma diluted average common shares outstanding for the year ended November 1999, we used the initial public offering price of $53 per share from the beginning of fiscal 1999 until May 4, 1999, the day trading in our common stock commenced.

Pro forma results are not necessarily indicative of the results of operations that might have occurred had our conversion to corporate form and related transactions actually taken place at the beginning of 1999.

[4] Return on tangible shareholders' equity is computed by dividing net earnings by average tangible shareholders' equity. Tangible shareholders' equity equals total shareholders' equity less goodwill and other intangible assets. Return on tangible shareholders' equity for 2000 excludes the charge related to our combination with SLK.

The following table sets forth the net revenues, operating expenses and pre-tax earnings of our segments:

Results by Segment

(IN MILLIONS)		Year Ended November 2001	2000	1999
Global Capital Markets	Net revenues	**$10,185**	$11,998	$10,132
	Operating expenses	**8,251**	7,844	6,232
	Pre-tax earnings	**$ 1,934**	$ 4,154	$ 3,900
Asset Management and Securities Services	Net revenues	**$ 5,626**	$ 4,592	$ 3,213
	Operating expenses	**3,501**	3,008	2,396
	Pre-tax earnings	**$ 2,125**	$ 1,584	$ 817
Total	Net revenues	**$15,811**	$16,590	$13,345
	Operating expenses	**12,115** (1)	11,570 (2)	11,353 (3)
	Pre-tax earnings	**$ 3,696**	$ 5,020	$ 1,992

(1) Includes the amortization of employee initial public offering awards of $363 million that has not been allocated to our segments.

(2) Includes the following expenses that have not been allocated to our segments: (i) the amortization of employee initial public offering and acquisition awards of $428 million and (ii) the acquisition awards of $290 million related to our combination with SLK.

(3) Includes the following expenses that have not been allocated to our segments: (i) nonrecurring employee initial public offering awards of $2.26 billion, (ii) the amortization of employee initial public offering awards of $268 million and (iii) the charitable contribution to The Goldman Sachs Foundation of $200 million made at the time of our initial public offering.

Net revenues in our segments include allocations of interest income and interest expense to specific securities, commodities and other positions in relation to the cash generated by, or funding requirements of, the underlying positions. See Note 14 to the consolidated financial statements for further information regarding our segments.

Global Capital Markets

The components of the Global Capital Markets segment are set forth below:

Investment Banking–Goldman Sachs provides a broad range of investment banking services to a diverse group of corporations, financial institutions, governments and individuals. Our investment banking activities are divided into two categories:

- *Financial Advisory*–Financial Advisory includes advisory assignments with respect to mergers and acquisitions, divestitures, corporate defense activities, restructurings and spin-offs; and
- *Underwriting*–Underwriting includes public offerings and private placements of equity and debt securities.

Trading and Principal Investments–Our Trading and Principal Investments business facilitates transactions with a diverse group of corporations, financial institutions, governments and individuals and takes proprietary positions through market making in and trading of fixed income and equity products, currencies, commodities, and swaps and other derivatives. In addition, we engage in floor-based and electronic market making as a specialist on U.S. equities and options exchanges. Trading and Principal Investments is divided into three categories:

- *FICC*–We make markets in and trade fixed income products, currencies and commodities, structure and enter into a wide variety of derivative transactions, and engage in proprietary trading and arbitrage activities;
- *Equities*–We make markets in, act as a specialist for, and trade equities and equity-related products, structure and enter into equity derivative transactions, and engage in proprietary trading and equity arbitrage; and
- *Principal Investments*–Principal Investments primarily represents net revenues from our merchant banking investments.

Net revenues from Principal Investments do not include management fees and the increased share of the income and gains from our merchant banking funds to which Goldman Sachs is entitled when the return on investments exceeds certain threshold returns to fund investors. These management fees and increased shares of income and gains are included in the net revenues of Asset Management and Securities Services.

Substantially all of our inventory is marked-to-market daily and, therefore, its value and our net revenues are subject to fluctuations based on market movements. In addition, net revenues derived from our principal investments in privately held concerns and in real estate may fluctuate significantly depending on the revaluation or sale of these investments in any given period.

The following table sets forth the operating results of our Global Capital Markets segment:

Global Capital Markets Operating Results

	YEAR ENDED NOVEMBER		
(IN MILLIONS)	2001	2000	1999
Financial Advisory	**$ 2,070**	$ 2,592	$ 2,270
Underwriting	**1,766**	2,779	2,089
Investment Banking	**3,836**	5,371	4,359
FICC	**4,047**	3,004	2,862
Equities	**2,923**	3,489	1,961
Principal Investments	**(621)**	134	950
Trading and Principal Investments	**6,349**	6,627	5,773
Total net revenues	**10,185**	11,998	10,132
Operating expenses	**8,251**	7,844	6,232
Pre-tax earnings	**$ 1,934**	$ 4,154	$ 3,900

2001 versus 2000–Net revenues in Global Capital Markets decreased 15% compared with 2000 to $10.19 billion. Operating expenses increased 5%, principally due to the inclusion of SLK and the growth in employment levels during 2000, partially offset by lower discretionary compensation and the effect of expense reduction initiatives implemented in 2001. Pre-tax earnings were $1.93 billion in 2001 compared with $4.15 billion in 2000.

Investment Banking–Investment Banking generated net revenues of $3.84 billion compared with $5.37 billion for 2000, as the slowdown in global economic growth led to significantly lower equity valuations and reduced investment banking activity.

Net revenues in Financial Advisory decreased 20% from the prior year to $2.07 billion, primarily reflecting a 39% decline in industry-wide completed mergers and acquisitions.[1] Net revenues in our Underwriting business declined 36% to $1.77 billion, primarily reflecting a 49% decline in industry-wide equity underwriting volumes.[1] Debt underwriting net revenues were essentially unchanged from 2000. The reduction in Investment Banking net revenues was primarily due to lower levels of activity in the communications, media and entertainment, telecommunications, high technology and industrial sectors. Our investment banking backlog at the end of 2001 was significantly lower than at the end of 2000.

Trading and Principal Investments–Net revenues in Trading and Principal Investments were $6.35 billion for 2001 compared with $6.63 billion in 2000, as negative net revenues in Principal Investments and declines in Equities were partially offset by higher net revenues in FICC.

Net revenues in FICC were $4.05 billion, up 35% compared with 2000, as we capitalized on lower interest rates, increased volatility and strong customer demand. This increase in net revenues was driven by strong performances in commodities, currencies, our credit-sensitive businesses (which include high-yield debt, bank loans and investment-grade corporate debt) and fixed income derivatives.

Equities net revenues were $2.92 billion compared with $3.49 billion in 2000, primarily reflecting declining volatility and customer flow, the introduction of decimalization and lower net revenues in equity arbitrage, partially offset by the contribution from SLK.

Principal Investments experienced negative net revenues of $621 million for 2001 due to mark-to-market losses on both private and public investments, primarily in the high technology and telecommunications sectors.

[1] Source: Thomson Financial Securities Data—January 1, 2001 through November 30, 2001 and January 1, 2000 through November 24, 2000.

2000 versus 1999–Net revenues in Global Capital Markets increased 18% to $12.0 billion, reflecting strong performances in both Investment Banking and Trading and Principal Investments. Operating expenses increased 26%, principally due to higher levels of compensation commensurate with growth in net revenues, and increased costs associated with global expansion, higher employment levels and increased business activity. Pre-tax earnings were $4.15 billion compared with $3.90 billion in 1999.

Investment Banking–Investment Banking generated net revenues of $5.37 billion, a 23% increase over 1999. Net revenue growth was strong in all major regions, particularly in the high technology and communications, media and entertainment sectors.

Net revenues in Financial Advisory increased 14% over 1999. We capitalized on increased worldwide mergers and acquisitions activity, which rose 8% to a record $3.3 trillion for transactions announced during the period from January 1, 2000 to November 30, 2000.[1] Underwriting net revenues rose 33% over 1999, reflecting strong investor demand for equities, particularly in the high technology and telecommunications sectors. The global equity underwriting market rose to record levels with over $320 billion in proceeds raised during our fiscal year, including record amounts in initial public offerings.[1] Debt underwriting net revenues were also up slightly due to increased market activity in the earlier part of the year.

Trading and Principal Investments–Net revenues in Trading and Principal Investments were $6.63 billion for the year, an increase of 15% compared with 1999, as significant net revenue growth in Equities was partially offset by a decline in Principal Investments.

Net revenues in FICC increased 5% compared with 1999, primarily due to increased activity in fixed income derivatives and currencies, partially offset by lower net revenues in our credit-sensitive businesses. Fixed income derivatives and currencies benefited from an increase in customer activity, while the credit-sensitive businesses were negatively affected by market uncertainty and wider credit spreads. Additionally, net revenues declined in government bonds due to increased volatility and in commodities due to reduced deal flow in metals.

Equities net revenues rose 78% compared with 1999, primarily due to significant growth in equity derivatives and our global shares businesses. Equity derivatives benefited from favorable market conditions and increased customer flow. Our European and U.S. shares businesses also grew due to record transaction volumes and increased market volatility.

Principal Investments net revenues decreased substantially, as market declines in the high technology and telecommunications sectors led to unrealized losses on many of our merchant banking investments. Realized gains, primarily in our real estate portfolio, were substantially offset by these unrealized losses.

Asset Management and Securities Services

The components of the Asset Management and Securities Services segment are set forth below:

- *Asset Management*–Asset Management generates management fees by providing investment advisory services to a diverse client base of institutions and individuals;
- *Securities Services*–Securities Services includes prime brokerage, financing services and securities lending, and our matched book businesses, all of which generate revenues primarily in the form of fees or interest rate spreads; and
- *Commissions*–Commissions include fees from executing and clearing client transactions on major stock, options and futures markets worldwide. Commissions also include revenues from the increased share of the income and gains derived from our merchant banking funds.

In January 2002, we began to implement a new fee-based pricing structure in our Nasdaq trading business. Previously we did not charge explicit fees in this business but rather earned market-making revenues based generally on the difference between bid and ask prices. Such market-making net revenues are reported in our Equities trading results. As a result of the change to the fee-based pricing structure, a substantial portion of our Nasdaq net revenues will be reported in Commissions beginning in the first quarter of 2002.

[1] Source: Thomson Financial Securities Data.

The following table sets forth the operating results of our Asset Management and Securities Services segment:

Asset Management and Securities Services Operating Results

	YEAR ENDED NOVEMBER		
(IN MILLIONS)	2001	2000	1999
Asset Management	**$1,473**	$1,345	$ 919
Securities Services	**1,133**	940	772
Commissions	**3,020**	2,307	1,522
Total net revenues	**5,626**	4,592	3,213
Operating expenses	**3,501**	3,008	2,396
Pre-tax earnings	**$2,125**	$1,584	$ 817

Our assets under supervision consist of assets under management and other client assets. Assets under management typically generate fees based on a percentage of their value and include our mutual funds, separate accounts managed for institutional and individual investors, our merchant banking funds and other alternative investment funds. Other client assets consist of assets in brokerage accounts of primarily high-net-worth individuals, on which we earn commissions. Substantially all assets under supervision are valued as of calendar month-end.

The following table sets forth our assets under supervision:

Assets Under Supervision

	AS OF NOVEMBER 30		
(IN MILLIONS)	2001	2000	1999
Assets under management	**$350,718**	$293,842	$258,045
Other client assets	**152,192**	197,876	227,424
Total	**$502,910**	$491,718	$485,469

2001 versus 2000–Net revenues in Asset Management and Securities Services were $5.63 billion, an increase of 23% compared with 2000. All major components of the business contributed to the net revenue growth in 2001. Operating expenses increased 16%, primarily due to the inclusion of SLK and the growth in employment levels during 2000, partially offset by lower discretionary compensation and the effect of expense reduction initiatives implemented in 2001. Pre-tax earnings in Asset Management and Securities Services were $2.13 billion in 2001 compared with $1.58 billion in 2000.

Asset Management net revenues of $1.47 billion increased 10% compared with 2000, primarily reflecting an increase of 11% in average assets under management. Net inflows of $67 billion, principally in money market assets, were partially offset by declines in equity asset values due to market depreciation. Securities Services net revenues of $1.13 billion increased 21% over 2000, primarily due to increased spreads in our fixed income matched book and the contribution from SLK, partially offset by lower net revenues in securities lending and margin lending. Commissions increased 31% compared with 2000 to $3.02 billion, principally reflecting the contribution from SLK's clearing and execution business.

2000 versus 1999–Asset Management and Securities Services net revenues were $4.59 billion, an increase of 43% compared with 1999. Operating expenses rose 26% compared with 1999, primarily due to higher levels of compensation commensurate with growth in net revenues, and increased costs associated with global expansion, higher employment levels and increased business activity. Pre-tax earnings in Asset Management and Securities Services increased to $1.58 billion in 2000 compared with $817 million in 1999.

Asset Management net revenues were 46% higher than 1999, primarily reflecting a 31% increase in average assets under management as well as favorable changes in the composition of assets managed. Assets under management grew 14% over 1999, with net inflows of $40 billion, partially offset by market depreciation of $4 billion. Performance fees also contributed to the increase in net revenues. The decline in other client assets in 2000 principally reflects market depreciation in the value of our client assets. Securities Services net revenues increased 22% over 1999, primarily due to growth in our securities lending and margin lending, partially offset by reduced spreads in the fixed income matched book. Commissions increased 52% compared with 1999 due to record transaction volumes in global equity markets and our increased share of income and gains from our merchant banking funds.

Operating Expenses

The following table sets forth our operating expenses and number of employees:

Operating Expenses and Employees

	YEAR ENDED NOVEMBER		
($ IN MILLIONS)	2001	2000	1999
Compensation and benefits	**$ 7,700**	$ 7,773	$ 6,459
Nonrecurring employee initial public offering and acquisition awards	**—**	290	2,257
Amortization of employee initial public offering and acquisition awards	**464**	428	268
Non-compensation expenses	**3,951**	3,079	2,369[2]
Total operating expenses	**$12,115**	$11,570	$11,353
Employees at year end[1]	**22,677**	22,627	15,361

[1] Excludes employees of Goldman Sachs' property management subsidiaries. Substantially all of the costs of these employees are reimbursed to Goldman Sachs by the real estate investment funds to which these companies provide property management services.

[2] Includes the charitable contribution to The Goldman Sachs Foundation of $200 million made at the time of our initial public offering.

2001 versus 2000—Operating expenses were $12.12 billion for 2001, 7% above 2000 excluding the SLK charge of $290 million.

Compensation and benefits of $7.70 billion were essentially unchanged from the prior year as lower discretionary compensation was offset by incremental expense related to the inclusion of SLK. The ratio of compensation and benefits to net revenues for 2001 was 49% compared with 47% for 2000. Substantially all of the equity-based compensation in 2001 was in the form of stock options. Employment levels were essentially unchanged from November 2000. Expenses associated with our temporary staff and consultants were $720 million in 2001, an increase of 6% compared with 2000.

Non-compensation expenses were $3.95 billion, an increase of 28% compared with 2000, primarily due to higher brokerage, clearing and exchange fees, intangible asset amortization, communications and technology costs, and occupancy and other fixed asset related expenses. In addition to the inclusion of SLK, the increase in our non-compensation expenses in 2001 was primarily due to growth in employment levels during 2000 partially offset by the effect of expense reduction initiatives implemented in 2001.

Certain properties occupied by Goldman Sachs were affected by the terrorist attack of September 11, 2001. We recorded expenses related to the attack in 2001, which were not material and were wholly offset by an expected insurance recovery. These expenses, and the related insurance recovery, pertain to write-offs of damaged technology and telecommunications equipment, certain employee-related expenditures and other business recovery costs.

2000 versus 1999—Operating expenses in 2000 were $11.57 billion compared with $11.35 billion in 1999. Excluding the charge related to our combination with SLK in 2000 and the nonrecurring charges associated with our initial public offering in 1999, operating expenses increased 27%.

Compensation and benefits expense was $7.77 billion, an increase of 20% over 1999, primarily due to higher headcount and compensation. While total compensation and benefits increased compared with 1999, the ratio of compensation and benefits to net revenues decreased to 47% from 48% in 1999. Employee compensation for 2000 included both restricted stock units and stock options. Employment levels increased during the year due to growth in our core businesses and our combination with SLK. Expenses associated with our temporary staff and consultants were $680 million in 2000, an increase of 58% compared with 1999, reflecting greater business activity, global expansion and consulting costs associated with various technology initiatives.

Non-compensation expenses were $3.08 billion, 42% above 1999 excluding the $200 million charitable contribution to The Goldman Sachs Foundation, primarily due to higher professional fees related to technology initiatives, increased brokerage, clearing and exchange fees, market development expenditures, communication and technology costs, and occupancy and other fixed asset related expenses. This increase was primarily due to incremental costs associated with global expansion, higher employment levels and increased business activity. Increased investment in technology-related expenditures also contributed to the increase in non-compensation expenses.

Provision for Taxes

Our provision for taxes in 2001 and 2000 was $1.39 billion and $1.95 billion, respectively, compared with a net tax benefit of $716 million in 1999.

The effective tax rate for 2001 was 37.5% compared with 38.9% in 2000. In 1999, Goldman Sachs' effective tax rate for the period from May 7, 1999 to the end of 1999, excluding the effect of nonrecurring items related to our conversion to corporate form, was 40.0%. The decline in the effective tax rate in 2000 and the further decline in 2001 were primarily due to lower state and local taxes. Our effective tax rate can vary from year to year depending on, among other factors, the geographic and business mix of our earnings. See Note 12 to the consolidated financial statements for further information regarding our provision for taxes.

The net tax benefit of $716 million in 1999 included nonrecurring net benefits of $1.78 billion. These nonrecurring net benefits included $825 million related to our conversion to corporate form, $880 million related to the granting of employee initial public offering awards and $80 million related to a contribution of $200 million to The Goldman Sachs Foundation made at the time of our initial public offering. Prior to our conversion to corporate form, we generally were not subject to U.S. federal and state income taxes. As a partnership, we were primarily subject to local unincorporated business taxes and taxes in non-U.S. jurisdictions on certain of our operations.

Certain Factors That May Affect Our Results of Operations

As an investment banking and securities firm, our businesses are materially affected by conditions in the financial markets and economic conditions generally, both in the United States and elsewhere around the world. In recent years, the financial markets in the United States and elsewhere have been volatile and a number of financial indices have declined substantially. The terrorist attack of September 11, 2001 and related developments have created further uncertainty in the financial markets and have negatively impacted the U.S. economy.

Uncertain or unfavorable economic and market conditions may adversely affect our business and profitability in many ways, including the following:

- Market fluctuations and volatility may adversely affect the value of our trading, specialist and investment positions, including our fixed income, currency, commodity and equity positions and our merchant banking investments.
- The number and size of transactions in which we provide underwriting, mergers and acquisitions advisory, and other services may decline further. In particular, a continuation of industry-wide declines in the volume of equity underwritings and mergers and acquisitions is likely to have a continuing adverse effect on our results of operations.
- The volume of transactions that we execute for our customers and as a specialist may decline, which would reduce the revenues we receive from commissions and spreads. We may also suffer a decline in the fees we earn for managing assets. Moreover, even in the absence of uncertain or unfavorable economic or market conditions, investment performance by our asset management business below the performance of benchmarks or competitors could result in a decline in assets under management and therefore in the fees we receive.
- Concentration of risk in the past has increased the losses that we have incurred in our arbitrage, market-making, block trading, merchant banking, underwriting and lending businesses and may continue to do so in the future.
- In our specialist businesses, we may be obligated by stock exchange rules to maintain an orderly market, including by purchasing shares in a declining market. This may result in our incurring trading losses and an increase in our need for liquidity.

If any of the variety of instruments and strategies we utilize to hedge or otherwise manage our exposure to various types of risk are not effective, we may incur losses. Our hedging strategies and other risk management techniques may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

Liquidity, i.e., ready access to funds, is essential to our businesses. Our liquidity could be impaired by an inability to access the long-term or short-term debt markets, an inability to access the repurchase and securities lending markets, or an inability to sell assets. This situation may arise due to circumstances that we may be unable to control, such as a general market disruption, perceptions about our creditworthiness or an operational problem that affects third parties or us. Further, our ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time.

Our credit ratings are important to our liqudity. A reduction in our credit ratings could adversely affect our liquidity and competitive position, increase our borrowing costs or trigger our obligations under certain bilateral provisions in some of our trading and collateralized financing contracts. Under such provisions, counterparties could be permitted to terminate such contracts with Goldman Sachs or require us to post additonal collateral. Termination of our trading and collateralized financing contracts could cause us to sustain losses and impair our liquidity by requiring us to make significant cash payments.

We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. The amount and duration of our credit exposures have been increasing over the past several years. In addition, we have also experienced, due to competitive factors, pressure to extend credit against less liquid collateral and price more aggressively the credit risks we take. In particular, as a clearing member firm, we finance our customer positions and we could be held responsible for the defaults or misconduct of our customers. Although we regularly review credit exposures to specific clients and counterparties and to specific industries, countries and regions that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to detect or foresee. In addition, concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions, which in turn could adversely affect Goldman Sachs.

Our ability to conduct business may be adversely impacted by a disruption in the infrastructure that supports our businesses and the communities in which they are located. This may include a disruption involving electrical, communications, transportation or other services used by Goldman Sachs or third parties with which we conduct business.

GEOGRAPHIC DATA

For a summary of the net revenues, pre-tax earnings and identifiable assets of Goldman Sachs by geographic region, see Note 14 to the consolidated financial statements.

CASH FLOWS

Our cash flows are primarily related to the operating and financing activities undertaken in connection with our trading and market-making transactions.

Year Ended November 2001–Cash and cash equivalents increased to $6.91 billion in 2001. Cash of $15.18 billion was used for operating activities. Cash of $1.91 billion was used for investing activities, primarily for leasehold improvements and the purchase of telecommunications and technology-related equipment. Cash of $20.12 billion was provided by financing activities, reflecting increases in net repurchase agreements and proceeds from the net issuances of long-term borrowings, partially offset by a decrease in short-term borrowings and common stock repurchases.

Year Ended November 2000–Cash and cash equivalents increased to $3.87 billion in 2000. Operating activities provided cash of $11.14 billion. Cash of $3.66 billion was used for investing activities, primarily for our combination with SLK and purchases of technology-related equipment. Cash of $6.66 billion was used for financing activities as decreases in short-term borrowings and net repurchase agreements were partially offset by proceeds from the net issuances of long-term borrowings.

Year Ended November 1999–Cash and cash equivalents increased to $3.06 billion in 1999. Cash of $12.59 billion was used for operating activities, primarily to fund higher net trading assets due to increased levels of business activity. Cash of $654 million was used for investing activities, primarily for the purchase of telecommunications and technology-related equipment, leasehold improvements and the acquisition of The Hull Group in September 1999. Financing activities provided $13.46 billion of cash, reflecting an increase in long-term borrowings and repurchase agreements, and proceeds from the issuance of common stock.

LIQUIDITY

Management Oversight of Liquidity

Management believes that one of the most important issues for a company in the financial services sector is access to liquidity. Accordingly, Goldman Sachs has established a comprehensive structure to oversee its liquidity and funding policies.

The Finance Committee has responsibility for establishing and assuring compliance with our asset and liability management policies and has oversight responsibility for managing liquidity risk, the size and composition of our balance sheet, and our credit ratings. The Finance Committee meets monthly, and more often when necessary, to evaluate our liquidity position and funding requirements. See "—Risk Management—Risk Management Structure" below for a further description of the committees that participate in our risk management process.

Our Corporate Treasury Department manages our capital structure, funding, liquidity, collateral, and relationships with creditors and rating agencies on a global basis. The Corporate Treasury Department works jointly with our global funding desks to manage our borrowings. The global funding desks are primarily responsible for our transactional short-term funding activity.

Liquidity Policies

In order to maintain an appropriate level of liquidity, management has implemented several liquidity policies as outlined below:

Excess Liquidity – To assure liquidity even during adverse conditions, we maintain a liquidity cushion that consists principally of unencumbered U.S. government and agency obligations that may be sold or pledged to provide immediate liquidity. This pool of highly liquid assets averaged $24.55 billion during 2001 and $18.19 billion during 2000. We also maintain smaller unencumbered collateral excesses in Europe and Japan in order to respond to local liquidity issues.

Asset Liquidity – Goldman Sachs maintains a highly liquid balance sheet. Many of our assets are readily funded in the repurchase agreement and securities lending markets, which generally have proven to be a consistent source of funding, even in periods of market stress. A substantial portion of our inventory turns over rapidly and is marked-to-market daily. We maintain long-term borrowings and shareholders' equity substantially in excess of our less liquid assets.

Dynamic Liquidity Management – Goldman Sachs seeks to manage the composition of its asset base and the maturity profile of its funding such that it should be able to liquidate its assets prior to its liabilities coming due, even in times of liquidity stress. We have traditionally been able to fund our liquidity needs through security-based and collateralized funding, such as repurchase transactions and securities lending, as well as short-term and long-term borrowings and equity capital. To further evaluate the adequacy of our liquidity management policies and guidelines, we perform weekly "stress funding" simulations of disruptions to our access to unsecured credit.

Liquidity Ratio Maintenance – It is Goldman Sachs' policy to manage its liquidity by maintaining a "liquidity ratio" of at least 100%. Under this policy, we seek to maintain unencumbered assets in an amount that, if pledged or sold, would provide the funds necessary to replace unsecured obligations that are scheduled to mature (or where holders have the option to redeem) within the coming year. The maintenance of this liquidity ratio is intended to permit us to fund our positions on a fully secured basis in the event that we were unable to replace our unsecured debt maturing within one year.

Diversification of Funding Sources and Liquidity Planning – Goldman Sachs seeks to maintain broad and diversified funding sources globally. These diversified funding sources include insurance companies, mutual funds, banks, bank trust departments, corporations, individuals and other asset managers. Management believes that Goldman Sachs' relationships with its lenders are critical to its liquidity.

We access liquidity in a variety of markets in the United States, Europe and Asia. We make extensive use of the repurchase agreement and securities lending markets and have raised debt publicly as well as in the private placement and commercial paper markets, and through Eurobonds, money broker loans, commodity-based financings, letters of credit and promissory notes. We seek to structure our liabilities to avoid significant amounts of debt coming due on any one day or during any single week or year.

Intercompany Funding – Most of the unsecured liquidity of Goldman Sachs is raised by the parent company, The Goldman Sachs Group, Inc. The parent company then lends the necessary funds to its subsidiaries and affiliates. We carefully manage our intercompany exposure by generally requiring intercompany loans to have maturities equal to or shorter than the maturities of the aggregate borrowings of the parent company. This policy ensures that the subsidiaries' obligations to the parent company will generally mature in advance of the parent company's third-party long-term borrowings. In addition, many of our subsidiaries and affiliates pledge collateral to cover their intercompany borrowings. We generally fund our equity investments in subsidiaries with equity capital.

The Balance Sheet

Goldman Sachs maintains a highly liquid balance sheet that fluctuates significantly between financial statement dates. The following table sets forth our total assets, adjusted assets, leverage ratios and book value per share:

	AS OF NOVEMBER	
($ IN BILLIONS, EXCEPT PER SHARE AMOUNTS)	2001	2000
Total assets	**$ 312**	$ 284[5]
Adjusted assets[1]	**240**	217
Leverage ratio[2]	**17.1x**	17.2x
Adjusted leverage ratio[3]	**13.2x**	13.1x
Book value per share[4]	**$36.33**	$32.18

(1) Adjusted assets represent total assets less securities purchased under agreements to resell, certain securities borrowed transactions and the increase in total assets related to certain provisions of Statement of Financial Accounting Standards (SFAS) No. 140.

(2) Leverage ratio equals total assets divided by shareholders' equity.

(3) Adjusted leverage ratio equals adjusted assets divided by shareholders' equity.

(4) Book value per share is based on common shares outstanding, including restricted stock units granted to employees with no future service requirements, of 501.8 million as of November 2001 and 513.7 million as of November 2000.

(5) In accordance with SFAS No. 140, total assets as of November 2000 exclude collateral of $5.35 billion previously recognized under SFAS No. 125.

As of November 2001 and 2000, we held approximately $3.10 billion and $2.74 billion, respectively, in high-yield debt and emerging market securities and $3.45 billion and $2.83 billion, respectively, in bank loans. These assets may be relatively illiquid during times of market stress. We seek to diversify our holdings of these assets by industry and by geographic location.

As of November 2001 and 2000, the aggregate carrying value of our principal investments held directly or through our merchant banking funds was approximately $2.85 billion and $3.52 billion, respectively. These carrying values were comprised of corporate principal investments with an aggregate carrying value of approximately $1.85 billion and $2.51 billion, respectively, and real estate investments with an aggregate carrying value of approximately $1.00 billion and $1.01 billion, respectively.

Credit Ratings

Goldman Sachs relies upon the short-term and long-term debt capital markets to fund a significant portion of its day-to-day operations. The cost and availability of debt financing is influenced by our credit ratings. Credit ratings are also important to us when competing in certain markets and when seeking to engage in longer-term transactions including over-the-counter (OTC) derivatives. We believe our credit ratings are determined primarily based on the credit rating agencies' assessment of the external operating environment, our liquidity, market and credit risk management practices, the level and variability of our earnings base, our franchise, reputation and management and our capital base. An adverse change in any of these factors could result in a reduction in our credit ratings which, in turn, could increase our borrowing costs, limit our access to the capital markets or require us to post additional collateral, or permit counterparties to terminate transactions, pursuant to our obligations under bilateral provisions in certain of our trading and collateralized financing contracts. This could reduce our earnings and adversely affect our liquidity.

The following table sets forth our credit ratings as of November 2001:

	SHORT-TERM DEBT	LONG-TERM DEBT
Fitch	F1+	AA-
Moody's Investors Service	P-1	A1
Standard & Poor's[1]	A-1+	A+

(1) On July 16, 2001 Standard & Poor's affirmed Goldman Sachs' credit ratings but revised its outlook from "stable" to "negative."

As of November 2001, additional collateral that would have been callable in the event of a one level reduction in our long-term credit ratings, pursuant to bilateral agreements with certain counterparties, was not material.

Contractual Obligations and Contingent Commitments

Goldman Sachs has contractual obligations to make future payments under long-term debt and long-term noncancelable lease agreements and has contingent commitments under a variety of commercial arrangements as disclosed in the notes to the consolidated financial statements. The following tables set forth these contractual obligations and contingent commitments as of November 2001:

Contractual Obligations

(IN MILLIONS)	2002	2003-2004	2005-2006	2007-THEREAFTER	TOTAL
Long-term borrowings by contract maturity	$ —	$9,472	$9,840	$11,704	$31,016
Minimum rental commitments	354	729	594	2,241	3,918

Substantially all of our long-term borrowings were unsecured and consisted principally of senior borrowings with maturities extending to 2024. The weighted average maturity of our long-term borrowings as of November 2001 was approximately 4.75 years. A substantial portion of our long-term borrowings are swapped into U.S. dollar obligations with short-term floating rates of interest in order to minimize our exposure to interest rates and foreign exchange movements. See Note 6 to the consolidated financial statements for further information regarding our long-term borrowings.

As of November 2001, *our minimum rental commitments*, net of minimum sublease rentals, under noncancelable leases was $3.92 billion. These lease commitments, principally for office space, expire on various dates through 2029. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges.

Goldman Sachs also obtains unsecured short-term borrowings through issuance of commercial paper, promissory notes and bank loans. The carrying value of these short-term obligations approximates fair value due to their short-term nature.

Short-term borrowings as of November 2001 are set forth below:

Short-Term Borrowings

(IN MILLIONS)	
Commercial paper	$ 8,353
Promissory notes	15,281
Bank loans and other	13,963
Total	$37,597

Our liquidity depends to an important degree on our ability to refinance these borrowings on a continuous basis. Investors who hold our outstanding commercial paper and promissory notes have no obligation to purchase new instruments when the outstanding instruments mature. For a discussion of factors that could impair our ability to access these and other markets, see "—Results of Operations—Certain Factors That May Affect Our Results of Operations." See Note 5 to the consolidated financial statements for further information regarding our short-term borrowings.

Contingent Commitments

(IN MILLIONS)	2002	2003-2004	2005-2006	2007-THEREAFTER	TOTAL
	AMOUNT OF COMMITMENT EXPIRATION BY PERIOD				
Commitments to extend credit	$ 4,090	$8,301	$ 359	$ 597	$13,347
Commitments under letters of credit issued by banks to counterparties	11,477	12	9	—	11,498
Other commercial commitments[1]	74	327	850	711	1,962
Total	$15,641	$8,640	$1,218	$1,308	$26,807

[1] Includes our merchant banking commitments and guarantees related to construction debt obligations and our fund management activities.

As of November 2001, we had commitments to enter into repurchase and resale agreements of $47.54 billion. See Note 7 to the consolidated financial statements for additional information on our commitments and contingencies.

REGULATED SUBSIDIARIES

Many of our principal subsidiaries are subject to extensive regulation in the United States and elsewhere. Goldman, Sachs & Co. and Spear, Leeds & Kellogg, L.P. are registered U.S. broker-dealers and futures commissions merchants, and are regulated by the Securities and Exchange Commission, the Commodity Futures Trading Commission, the Chicago Board of Trade, the New York Stock Exchange and The National Association of Securities Dealers, Inc. Goldman Sachs International, a registered U.K. broker-dealer, is subject to regulation by the Financial Services Authority. Goldman Sachs (Japan) Ltd., a Tokyo-based broker-dealer, is subject to regulation by the Financial Services Agency, the Tokyo Stock Exchange, the Tokyo International Financial Futures Exchange and the Japan Securities Dealers Association. Several other subsidiaries of Goldman Sachs are regulated by securities, investment advisory, banking, and other regulators and authorities around the world, such as the Bundesbank of Germany, the Securities and Futures Commission in Hong Kong and the Monetary Authority of Singapore. Compliance with the rules of these regulators may prevent us from receiving distributions, advances or repayment of liabilities from these subsidiaries. See Note 13 to the consolidated financial statements for further information regarding our regulated subsidiaries.

RISK MANAGEMENT

Goldman Sachs has a comprehensive risk management process to monitor, evaluate and manage the principal risks assumed in conducting its activities. These risks include market, credit, liquidity, operational, legal and reputational exposures.

Risk Management Structure

Goldman Sachs seeks to monitor and control its risk exposure through a variety of separate but complementary financial, credit, operational and legal reporting systems. We believe that we have effective procedures for evaluating and managing the market, credit and other risks to which we are exposed. Nonetheless, the effectiveness of our policies and procedures for managing risk exposure can never be completely or accurately predicted or fully assured. For example, unexpectedly large or rapid movements or disruptions in one or more markets or other unforeseen developments can have a material adverse effect on our results of operations and financial condition. The consequences of these developments can include losses due to adverse changes in inventory values, decreases in the liquidity of trading positions, higher volatility in our earnings, increases in our credit exposure to customers and counterparties, and increases in general systemic risk.

Goldman Sachs has established risk control procedures at several levels throughout the organization. Trading desk managers have the first line of responsibility for managing risk within prescribed limits. These managers have in-depth knowledge of the primary sources of risk in their individual markets and the instruments available to hedge our exposures.

In addition, a number of committees are responsible for establishing trading limits, for monitoring adherence to these limits and for general oversight of our risk management process. These committees, which are described below, meet regularly and consist of senior members of both our revenue-producing units and departments that are independent of our revenue-producing units.

Management Committee–All risk control functions ultimately report to the Management Committee. Through both direct and delegated authority, the Management Committee approves all of Goldman Sachs' operating activities, trading risk parameters and customer review guidelines.

Risk Committees–The Firmwide Risk Committee:

- reviews the activities of existing businesses;
- approves new businesses and products;
- approves divisional market risk limits and reviews business unit market risk limits;
- approves inventory position limits for selected country exposures and business units;
- approves sovereign credit risk limits and credit risk limits by ratings group; and
- reviews scenario analyses based on abnormal or "catastrophic" market movements.

The FICC and Equities Risk Committees set market risk limits for their respective product lines based on a number of measures including Value at Risk (VaR), scenario analyses and inventory levels. The Asset Management Control Oversight and the Asset Management Risk Committees oversee various operational, credit, pricing and business practice issues.

Global Compliance and Control Committee–The Global Compliance and Control Committee provides oversight of our compliance and control functions, including internal audit, and reviews our legal, reputational, operational and control risks.

Commitments Committee–The Commitments Committee approves equity and non-investment-grade debt underwriting commitments, loans extended by Goldman Sachs, and unusual financing structures and transactions that involve significant capital exposure. The Commitments Committee has delegated to the Credit Department the authority to approve underwriting commitments for investment-grade debt and certain other products.

Credit Policy Committee–The Credit Policy Committee establishes and reviews broad credit policies and parameters that are implemented by the Credit Department.

Operational Risk Committee–The Operational Risk Committee provides oversight of the ongoing development and implementation of our operational risk policies, framework and methodologies and monitors the effectiveness of operational risk management.

Finance Committee–The Finance Committee is responsible for oversight of our capital, liquidity and funding needs and for setting certain inventory position limits.

Segregation of duties and management oversight are fundamental elements of our risk management process. In addition to the committees described above, departments that are independent of the revenue-producing units, such as the Firmwide Risk, Credit, Controllers, Global Operations, Compliance, Management Controls and Legal departments, in part perform risk management functions, which include monitoring, analyzing and evaluating risk. Furthermore, the Controllers Department, in conjunction with the Firmwide Risk Department, independently reviews, on a regular basis, internal valuation models and the pricing of positions determined by individual business units.

Risk Limits

Business unit risk limits are established by the various risk committees and may be further allocated by the business unit managers to individual trading desks.

Market risk limits are monitored on a daily basis by the Firmwide Risk Department, and are reviewed regularly by the appropriate risk committee. Limit violations are reported to the appropriate risk committee and the appropriate business unit managers.

Inventory position limits are monitored by the Controllers Department and position limit violations are reported to the appropriate business unit managers, the Finance Committee and the appropriate risk committee.

Market Risk

The potential for changes in the market value of our trading positions is referred to as "market risk." Our trading positions result from underwriting, market-making, specialist and proprietary trading activities.

Categories of market risk include exposures to interest rates, currency rates, equity prices and commodity prices. A description of each market risk category is set forth below:

- Interest rate risks primarily result from exposures to changes in the level, slope and curvature of the yield curve, the volatility of interest rates, mortgage prepayment speeds and credit spreads.
- Currency rate risks result from exposures to changes in spot prices, forward prices and volatilities of currency rates.
- Equity price risks result from exposures to changes in prices and volatilities of individual equities, equity baskets and equity indices.
- Commodity price risks result from exposures to changes in spot prices, forward prices and volatilities of commodities, such as electricity, natural gas, crude oil, petroleum products and precious and base metals.

We seek to manage these risk exposures through diversifying exposures, controlling position sizes and establishing hedges in related securities or derivatives. For example, we may hedge a portfolio of common stock by taking an offsetting position in a related equity-index futures contract. The ability to manage an exposure may, however, be limited by adverse changes in the liquidity of the security or the related hedge instrument and in the correlation of price movements between the security and related hedge instrument.

In addition to applying business judgment, senior management uses a number of quantitative tools to manage our exposure to market risk. These tools include:

- risk limits based on a summary measure of market risk exposure referred to as VaR;
- risk limits based on scenario analyses that measure the potential effects on our trading net revenues of various market events, including a large widening of credit spreads, a substantial decline in equity markets and significant moves in emerging markets; and
- inventory position limits for selected business units and country exposures.

We also estimate the broader potential impact of abnormal market movements and certain macroeconomic scenarios on our investment banking, merchant banking, asset management and security services activities as well as our trading revenues.

VaR—VaR is the potential loss in value of Goldman Sachs' trading positions due to adverse market movements over a defined time horizon with a specified confidence level.

For the VaR numbers reported below, a one-day time horizon and a 95% confidence level were used. This means that there is a one in 20 chance that daily trading net revenues will fall below the expected daily trading net revenues by an amount at least as large as the reported VaR. Thus, shortfalls from expected trading net revenues on a single trading day greater than the reported VaR would be anticipated to occur, on average, about once a month. Shortfalls on a single day can exceed reported VaR by significant amounts. Shortfalls can also accumulate over a longer time horizon such as a number of consecutive trading days.

The VaR numbers below are shown separately for interest rate, currency, equity and commodity products, as well as for our overall trading positions. These VaR numbers include the underlying product positions and related hedges, which may include positions in other product areas. For example, the hedge of a foreign exchange forward may include an interest rate futures position, and the hedge of a long corporate bond position may include a short position in the related equity.

The modeling of the risk characteristics of our trading positions involves a number of assumptions and approximations. While management believes that these assumptions and approximations are reasonable, there is no uniform industry methodology for estimating VaR, and different assumptions and/or approximations could produce materially different VaR estimates.

We use historical data to estimate our VaR and, to better reflect current asset volatilities, we generally weight historical data to give greater importance to more recent observations. Given its reliance on historical data, VaR is most effective in estimating risk exposures in markets in which there are no sudden fundamental changes or shifts in market conditions. An inherent limitation of VaR is that the distribution of past changes in market risk factors may not produce accurate predictions of future market risk. Different VaR methodologies and distributional assumptions could produce a materially different VaR. Moreover, VaR calculated for a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or offset with hedges within one day.

The following table sets forth the daily VaR for substantially all of our trading positions:

Daily VaR

(IN MILLIONS) RISK CATEGORIES	AS OF NOVEMBER 2001	AS OF NOVEMBER 2000	YEAR ENDED NOVEMBER 2001 AVERAGE	YEAR ENDED NOVEMBER 2001 HIGH	YEAR ENDED NOVEMBER 2001 LOW
Interest rates	**$39**	$11	$20	$45	$10
Currency rates	**13**	11	15	27	6
Equity prices	**21**	17	20	38	15
Commodity prices	**12**	7	9	14	5
Diversification effect[1]	**(33)**	(21)	(25)		
Firmwide	**$52**	$25	$39	58	25

[1] Equals the difference between firmwide daily VaR and the sum of the daily VaRs for the four risk categories. This effect arises because the four market risk categories are not perfectly correlated.

The increase in firmwide VaR to $52 million as of November 2001 from $25 million as of November 2000 was primarily due to significant increases in market volatility in 2001, particularly during the fourth quarter. As previously noted, the historical data used to calculate VaR is weighted to give greater importance to more recent observations.

The following chart presents the daily VaR for substantially all of our trading positions during 2001:

Firmwide VaR



VaR
($ IN MILLIONS)
60
55
50
45
40
35
30
25
20
15
10
5
0
FIRST QUARTER
SECOND QUARTER
THIRD QUARTER
FOURTH QUARTER

Trading Net Revenues Distribution

Substantially all of our inventory positions are marked-to-market on a daily basis and changes are recorded in net revenues. The following chart sets forth the frequency distribution for substantially all of our daily trading net revenues for the year ended November 2001:



Daily Trading Net Revenues
($ IN MILLIONS)
100
80
60
40
20
0
NUMBER OF DAYS
<(20)
(20)-0
0-20
20-40
40-60
60-80
>80
DAILY TRADING NET REVENUES

As part of our overall risk control process, daily trading net revenues are compared with VaR calculated as of the end of the prior business day. Trading losses incurred on a single day exceeded our 95% one-day VaR on one occasion during 2001.

Nontrading Risk

The market risk for financial instruments in the firm's nontrading portfolio, including our merchant banking investments, is measured using a sensitivity analysis that estimates the potential reduction in our net revenues associated with a 10% decline in equity markets. This sensitivity analysis is based on certain assumptions regarding the relationship between changes in the stock price indices and changes in the fair value of the individual financial instruments in our nontrading portfolio. Different assumptions could produce materially different risk estimates. As of November 2001, the sensitivity of our nontrading portfolio to a 10% equity market decline was $155 million.

Credit Risk

Credit risk represents the loss that we would incur if a counterparty, or an issuer of securities or other instruments we hold, fails to perform under its contractual obligations to us. To reduce our credit exposures, we seek to enter into netting agreements with counterparties that permit us to offset receivables and payables with such counterparties. In addition, we attempt to further reduce credit risk with certain counterparties by entering into agreements that enable us to obtain collateral from a counterparty or to terminate or reset the terms of transactions after specified time periods or upon the occurrence of credit-related events, by seeking third-party guarantees of the counterparty's obligations, and through the use of credit derivatives and through other structures and techniques.

For most businesses, counterparty credit limits are established by the Credit Department, which is independent of the revenue-producing departments, based on guidelines set by the Firmwide Risk and Credit Policy Committees. For most products, we measure and limit credit exposures by reference to both current and potential exposure. We typically measure potential exposure based on projected worst-case market movements over the life of a transaction within a 95% confidence interval. For collateralized transactions we also evaluate potential exposure over a shorter collection period, and give effect to the value of received collateral. We further seek to measure credit exposure through the use of scenario analyses, stress tests and other quantitative tools. Our global credit management systems monitor current and potential credit exposure to individual counterparties and on an aggregate basis to counterparties and their affiliates.

The systems also provide management, including the Firmwide Risk and Credit Policy Committees, with information regarding overall credit risk by product, industry sector, country and region.

Derivatives

Derivative contracts are financial instruments, such as futures, forwards, swaps or option contracts, that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivative instruments may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange.

Most of our derivative transactions are entered into for trading purposes. We use derivatives in our trading activities to facilitate customer transactions, to take proprietary positions and as a means of risk management. We also enter into derivative contracts to manage the interest rate and currency exposure on our long-term borrowings.

Derivatives are used in many of our businesses, and we believe that the associated market risk can only be understood relative to the underlying assets or risks being hedged, or as part of a broader trading strategy. Accordingly, the market risk of derivative positions is managed with all of our other nonderivative risk.

Derivative contracts are reported on a net-by-counterparty basis on our consolidated statements of financial condition where management believes a legal right of setoff exists under an enforceable netting agreement. For an OTC derivative, our credit exposure is directly with our counterparty and continues until the maturity or termination of such contract.

The following table sets forth the distribution, by credit rating, of substantially all of our exposure with respect to OTC derivatives as of November 2001, after taking into consideration the effect of netting agreements. The categories shown reflect our internally determined public rating agency equivalents.

Over-the-Counter Derivative Credit Exposure

($ IN MILLIONS)

CREDIT RATING EQUIVALENT	EXPOSURE	COLLATERAL HELD[2]	EXPOSURE NET OF COLLATERAL	PERCENTAGE OF EXPOSURE NET OF COLLATERAL
AAA/Aaa	$ 3,604	$ 117	$ 3,487	13%
AA/Aa2	6,651	491	6,160	24
A/A2	9,763	606	9,157	35
BBB/Baa2	5,512	532	4,980	19
BB/Ba2 or lower	2,915	666	2,249	9
Unrated[1]	938	862	76	—
	$29,383	$3,274	$26,109	100%

[1] In lieu of making an individual assessment of the credit of unrated counterparties, we make a determination that the collateral held in respect of such obligations is sufficient to cover a substantial portion of our exposure. In making this determination, we take into account various factors, including legal uncertainties and market volatility.

[2] Collateral is usually received under agreements entitling Goldman Sachs to require additional collateral upon specified increases in exposure or the occurrence of adverse credit events.

The following tables set forth our OTC derivative credit exposure, net of collateral, by remaining contractual maturity:

Exposure Net of Collateral

($ IN MILLIONS)

CREDIT RATING EQUIVALENT	0–6 MONTHS	6–12 MONTHS	1–5 YEARS	5 YEARS OR GREATER	TOTAL[2]
AAA/Aaa	$ 238	$ 106	$ 896	$ 2,247	$ 3,487
AA/Aa2	1,529	520	1,618	2,493	6,160
A/A2	1,706	692	2,196	4,563	9,157
BBB/Baa2	1,443	886	1,699	952	4,980
BB/Ba2 or lower	887	464	630	268	2,249
Unrated[1]	20	5	28	23	76
	$5,823	$2,673	$7,067	$10,546	$26,109

PRODUCT	0–6 MONTHS	6–12 MONTHS	1–5 YEARS	5 YEARS OR GREATER	TOTAL[2]
Interest rate contracts	$ 699	$ 336	$4,532	$ 9,532	$15,099
Currency contracts	2,769	837	836	798	5,240
Commodity contracts	1,835	1,121	1,343	164	4,463
Equity contracts	520	379	356	52	1,307
	$5,823	$2,673	$7,067	$10,546	$26,109

[1] In lieu of making an individual assessment of the credit of unrated counterparties, we make a determination that the collateral held in respect of such obligations is sufficient to cover a substantial portion of our exposure. In making this determination, we take into account various factors, including legal uncertainties and market volatility.

[2] Where we have obtained collateral from a counterparty under a master trading agreement that covers multiple products and transactions, we have allocated the collateral ratably based on exposure before giving effect to such collateral.

Derivatives transactions may also involve the legal risk that they are not authorized or appropriate for a counterparty, that documentation has not been properly executed or that executed agreements may not be enforceable against the counterparty. We attempt to minimize these risks by obtaining advice of counsel on the enforceability of agreements as well as on the authority of a counterparty to effect the derivative transaction.

Operational Risks

Goldman Sachs may face reputational damage, financial loss or regulatory risk as a result of inadequate or failed internal processes, people and systems. A systems failure or failure to enter a trade properly into our records may result in an inability to settle transactions in a timely manner or a breach of regulatory requirements. Settlement errors or delays may cause losses due to damages owed to counterparties or movements in prices. These operational and systems risks may arise in connection with our own systems or as a result of the failure of an agent acting on our behalf.

The Global Operations Department is responsible for establishing, maintaining and approving policies and controls with respect to the accurate inputting and processing of transactions, clearance and settlement of transactions, the custody of securities and other instruments, and the detection and prevention of employee errors or improper or fraudulent activities. Its personnel work closely with Technology in creating systems to enable appropriate supervision and management of its policies. The Global Operations Department is also responsible, together with other areas of Goldman Sachs, including the Legal and Compliance departments, for ensuring compliance with applicable regulations with respect to the clearance and settlement of transactions and the margining of positions. The Network Management Department oversees our relationships with our clearance and settlement agents, regularly reviews agents' performance and meets with these agents to review operational issues. The Operational Risk Department is responsible for establishing, maintaining and approving our operational risk management framework and policies for the overall effective management of operational risk.

OFF-BALANCE-SHEET ARRANGEMENTS

In the normal course of business, Goldman Sachs securitizes commercial and residential mortgages and home equity loans, government and corporate bonds, lease and trade receivables, and other types of financial assets through unconsolidated limited-purpose entities. We have also invested in investment grade, real estate and mortgage-related assets through other unconsolidated limited-purpose entities. Our financial interests in, and derivative transactions with, unconsolidated limited-purpose entities are accounted for at fair value, in the same manner as transactions with non-limited-purpose entities. As of November 2001, there were no material additional financial commitments required from Goldman Sachs in respect of these entities. See Note 4 to the consolidated financial statements for additional information about our securitization activities.

In addition, Goldman Sachs facilitated the establishment of certain limited-purpose entities in connection with the construction of an office complex in Jersey City, New Jersey, which we intend to occupy. Future minimum rental commitments associated with this office complex and a guarantee provided by Goldman Sachs on related construction debt obligations are disclosed in Note 7 to the consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

"Financial instruments owned" and "Financial instruments sold, but not yet purchased" on the consolidated statements of financial condition are carried at fair value or amounts that approximate fair value, with related unrealized gains or losses recognized in our results of operations. The determination of fair value is fundamental to our financial condition and results of operations and, in certain circumstances, it requires management to make complex judgments.

Fair value is based generally on listed market prices or broker or dealer price quotations. If prices are not readily determinable or if liquidating our positions is reasonably expected to affect market prices, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time. Certain financial instruments, including OTC derivative instruments, are valued using pricing models that consider, among other factors, contractual and market prices, correlations, time value, credit, yield curve volatility factors and/or prepayment rates of the underlying positions. The use of different pricing models and assumptions could produce materially different estimates of fair value.

See Note 2 to the consolidated financial statements for a summary of our significant accounting policies.

ACCOUNTING DEVELOPMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that companies use the purchase method of accounting for all business combinations initiated after June 30, 2001 and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside a business combination and the recognition and measurement of goodwill and other intangible assets subsequent to acquisition. Under the new standards, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but, instead, will be tested at least annually for impairment. Other intangible assets will continue to be amortized over their useful lives. We adopted the new standards on accounting for goodwill and other intangible assets on December 1, 2001, the beginning of fiscal 2002. Application of the non-amortization provisions of SFAS No. 142 is currently expected to result in an increase in net earnings of approximately $95 million in 2002. Cash flows will not be affected. During 2002, we will perform the required impairment tests of goodwill and indefinite-lived intangible assets as of December 1, 2001. We do not expect these tests to have a material effect on our financial condition or results of operations.

To the Board of Directors and Shareholders of
The Goldman Sachs Group, Inc.:

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of earnings, changes in shareholders' equity and partners' capital, cash flows and comprehensive income present fairly, in all material respects, the financial position of The Goldman Sachs Group, Inc. and its Subsidiaries (the Company) as of November 30, 2001 and November 24, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended November 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, New York
January 28, 2002

CONSOLIDATED STATEMENTS OF EARNINGS

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	YEAR ENDED NOVEMBER 2001	2000	1999
Revenues			
Global capital markets			
Investment banking	$ 3,677	$ 5,339	$ 4,359
Trading and principal investments	6,254	6,528	5,758
Asset management and securities services	4,587	3,737	2,524
Interest income	16,620	17,396	12,722
Total revenues	31,138	33,000	25,363
Interest expense	15,327	16,410	12,018
Revenues, net of interest expense	15,811	16,590	13,345
Operating expenses			
Compensation and benefits	7,700	7,773	6,459
Nonrecurring employee initial public offering and acquisition awards	—	290	2,257
Amortization of employee initial public offering and acquisition awards	464	428	268
Brokerage, clearing and exchange fees	843	573	446
Market development	406	506	364
Communications and technology	604	435	306
Depreciation and amortization	613	441	323
Amortization of goodwill and other intangible assets	260	45	14
Occupancy	591	440	314
Professional services and other	634	639	402
Charitable contribution	—	—	200
Total non-compensation expenses	3,951	3,079	2,369
Total operating expenses	12,115	11,570	11,353
Pre-tax earnings	3,696	5,020	1,992
Provision/(benefit) for taxes	1,386	1,953	(716)
Net earnings	$ 2,310	$ 3,067	$ 2,708
Earnings per share			
Basic	$ 4.53	$ 6.33	$ 5.69
Diluted	4.26	6.00	5.57
Dividends declared per common share	0.48	0.48	0.24
Average common shares outstanding			
Basic	509.7	484.6	475.9
Diluted	541.8	511.5	485.8

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)	AS OF NOVEMBER 2001	AS OF NOVEMBER 2000
Assets		
Cash and cash equivalents	$ 6,909	$ 3,870
Cash and securities segregated in compliance with U.S. federal and other regulations	22,134	17,132
Receivables from brokers, dealers and clearing organizations	5,453	6,226
Receivables from customers and counterparties	28,010	33,060
Securities borrowed	101,164	82,409
Securities purchased under agreements to resell	27,651	37,324
Financial instruments owned, at fair value	99,654	94,174
Financial instruments owned and pledged as collateral, at fair value	9,231	—
Total financial instruments owned, at fair value	108,885	94,174
Other assets	12,012	10,215
Total assets	$312,218	$284,410
Liabilities and shareholders' equity		
Short-term borrowings, including commercial paper	$ 37,597	$ 33,471
Payables to brokers, dealers and clearing organizations	4,014	3,871
Payables to customers and counterparties	93,283	78,277
Securities loaned	6,862	9,215
Securities sold under agreements to repurchase	39,369	30,996
Financial instruments sold, but not yet purchased, at fair value	74,717	72,894
Other liabilities and accrued expenses	7,129	7,761
Long-term borrowings	31,016	31,395
Total liabilities	293,987	267,880
Commitments and contingencies		
Shareholders' equity		
Preferred stock, par value $0.01 per share; 150,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, par value $0.01 per share; 4,000,000,000 shares authorized, 499,017,511 and 489,964,838 shares issued as of November 2001 and November 2000, respectively, and 476,228,933 and 483,474,693 shares outstanding as of November 2001 and November 2000, respectively	5	5
Restricted stock units	4,542	4,760
Nonvoting common stock, par value $0.01 per share; 200,000,000 shares authorized, no shares issued and outstanding	—	—
Additional paid-in capital	11,785	11,127
Retained earnings	5,373	3,294
Unearned compensation	(1,220)	(1,878)
Accumulated other comprehensive loss	(168)	(130)
Treasury stock, at cost, par value $0.01 per share; 22,788,578 and 6,490,145 shares as of November 2001 and November 2000, respectively	(2,086)	(648)
Total shareholders' equity	18,231	16,530
Total liabilities and shareholders' equity	$312,218	$284,410

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND PARTNERS' CAPITAL

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	YEAR ENDED NOVEMBER 2001	2000	1999
Partners' capital			
Balance, beginning of year	$ —	$ —	$ 6,310
Transfer of beginning partners' capital allocated for income taxes and potential withdrawals	—	—	74
Net earnings	—	—	2,264 [1]
Capital contributions	—	—	48
Return on capital and certain distributions to partners	—	—	(306)
Distributions of remaining partners' capital	—	—	(4,520) [2]
Exchange of partnership interests for shares of common stock	—	—	(3,901)
Transfer to accumulated other comprehensive income	—	—	31
Balance, end of year	—	—	—
Common stock, par value $0.01 per share			
Balance, beginning of year	5	4	—
Issued	—	1	4
Balance, end of year	5	5	4
Restricted stock units			
Balance, beginning of year	4,760	4,339	—
Granted	648	1,150	4,381
Delivered	(600)	(507)	—
Forfeited	(266)	(222)	(42)
Balance, end of year	4,542	4,760	4,339
Nonvoting common stock, par value $0.01 per share			
Balance, beginning of year	—	—	—
Exchanged	—	—	—
Balance, end of year	—	—	—
Additional paid-in capital			
Balance, beginning of year	11,127	7,359	—
Exchange of partnership interests for shares of common stock	—	—	3,901
Issuance of common stock	535	3,651	2,891
Issuance of common stock contributed to a defined contribution plan	—	1	674
Tax benefit related to delivery of equity-based awards	123	116	—
Dividends declared	—	—	(107)
Balance, end of year	11,785	11,127	7,359
Retained earnings			
Balance, beginning of year	3,294	444	—
Net earnings	2,310	3,067	444 [3]
Dividends declared	(231)	(217)	—
Balance, end of year	5,373	3,294	444
Unearned compensation			
Balance, beginning of year	(1,878)	(2,038)	—
Restricted stock units granted	(375)	(842)	(2,334)
Restricted stock units forfeited	108	163	23
Amortization of restricted stock units	925	839	273
Balance, end of year	(1,220)	(1,878)	(2,038)
Accumulated other comprehensive (loss)/income			
Balance, beginning of year	(130)	37	—
Transfer from partners' capital	—	—	(31)
Currency translation adjustment	(38)	(167)	68
Balance, end of year	(168)	(130)	37
Treasury stock, at cost, par value $0.01 per share			
Balance, beginning of year	(648)	—	—
Shares repurchased	(1,438)	(648)	—
Balance, end of year	(2,086)	(648)	—
	$18,231	$16,530	$10,145

[1] Represents net earnings of the partnership from November 28, 1998 through May 6, 1999.
[2] Represents the retired limited partners' exchanges of partnership interests for cash and junior subordinated debentures, the redemption of senior limited partnership interests for cash and other distributions of partners' capital in accordance with the partnership agreement.
[3] Represents net earnings of the corporation from May 7, 1999 through November 26, 1999.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN MILLIONS)	YEAR ENDED NOVEMBER 2001	2000	1999
Cash flows from operating activities			
Net earnings	$ 2,310	$ 3,067	$ 2,708
Noncash items included in net earnings			
Depreciation and amortization	613	441	323
Amortization of goodwill and other intangible assets	260	45	14
Deferred income taxes	52	(352)	(1,387)
Stock-based compensation	789	1,345	2,989
Changes in operating assets and liabilities			
Cash and securities segregated in compliance with U.S. federal and other regulations	(5,002)	(5,389)	(1,248)
Net receivables from brokers, dealers and clearing organizations	931	336	1,453
Net payables to customers and counterparties	20,056	14,570	(3,990)
Securities borrowed, net	(21,098)	(916)	(11,179)
Financial instruments owned, at fair value	(14,390)	(8,386)	(13,718)
Financial instruments sold, but not yet purchased, at fair value	1,809	5,507	9,059
Other, net	(1,506)	867	2,387
Net cash (used for)/provided by operating activities	(15,176)	11,135	(12,589)
Cash flows from investing activities			
Property, leasehold improvements and equipment	(1,370)	(1,552)	(656)
Business combinations, net of cash acquired	(314)	(1,988)	(187)
Other, net	(225)	(116)	189
Net cash used for investing activities	(1,909)	(3,656)	(654)
Cash flows from financing activities			
Short-term borrowings, net	(2,803)	(11,550)	755
Issuance of long-term borrowings	6,694	16,060	11,000
Repayment of long-term borrowings	(144)	(782)	(753)
Securities sold under agreements to repurchase, net of agreements to resell	18,046	(9,528)	4,304
Common stock repurchased	(1,438)	(648)	—
Dividends paid	(231)	(217)	(107)
Proceeds from issuance of common stock	—	1	2,633
Capital contributions	—	—	48
Returns on capital and certain distributions to partners	—	—	(306)
Partners' capital distributions, net	—	—	(4,112)
Net cash provided by/(used for) financing activities	20,124	(6,664)	13,462
Net increase in cash and cash equivalents	3,039	815	219
Cash and cash equivalents, beginning of year	3,870	3,055	2,836
Cash and cash equivalents, end of year	$ 6,909	$ 3,870	$ 3,055

SUPPLEMENTAL DISCLOSURES:

Cash payments for interest approximated the related expense for each of the fiscal years presented.

Payments of income taxes were $1.30 billion, $1.96 billion and $463 million for the years ended November 2001, November 2000 and November 1999, respectively.

Noncash activities:

The value of common stock issued in connection with business combinations was $223 million, $3.41 billion and $245 million for the years ended November 2001, November 2000 and November 1999, respectively.

In connection with the firm's conversion to corporate form in 1999, junior subordinated debentures of $371 million were issued to retired limited partners in exchange for their partnership interests.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(IN MILLIONS)	YEAR ENDED NOVEMBER 2001	2000	1999
Net earnings	**$2,310**	$3,067	$2,708
Currency translation adjustment, net of tax	**(38)**	(167)	37
Comprehensive income	**$2,272**	$2,900	$2,745

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 DESCRIPTION OF BUSINESS

The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation, together with its consolidated subsidiaries (collectively, the firm), is a global investment banking and securities firm that provides a wide range of financial services worldwide to a substantial and diversified client base. On May 7, 1999, the firm converted from a partnership to a corporation and completed its initial public offering.

The firm's activities are divided into two segments:

Global Capital Markets–This segment comprises Investment Banking, which includes Financial Advisory and Underwriting, and Trading and Principal Investments, which includes Fixed Income, Currency and Commodities (FICC), Equities and Principal Investments (Principal Investments primarily represents net revenues from the firm's merchant banking investments); and

Asset Management and Securities Services–This segment comprises Asset Management, Securities Services and Commissions.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of Group Inc., its wholly-owned subsidiaries and other entities in which the firm has a controlling financial interest. In determining whether to consolidate an entity, management considers, among other factors, the nature and extent of the firm's ownership and financial interests and other attributes of control. The firm's principal U.S. and international subsidiaries include Goldman, Sachs & Co. (GS&Co.), J. Aron & Company and Spear, Leeds & Kellogg, L.P. in New York, Goldman Sachs International (GSI) in London and Goldman Sachs (Japan) Ltd. (GSJL) in Tokyo. All material intercompany transactions and balances have been eliminated.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles that require management to make estimates and assumptions regarding trading inventory valuations, the outcome of pending litigation, and other matters that affect the consolidated financial statements and related disclosures. These estimates and assumptions are based on judgment and available information and, consequently, actual results could be materially different from these estimates.

Unless otherwise stated herein, all references to 2001, 2000 and 1999 refer to the firm's fiscal year ended, or the date, as the context requires, November 30, 2001, November 24, 2000 and November 26, 1999, respectively. Certain reclassifications have been made to prior-year amounts to conform to the current-year presentation.

Cash and Cash Equivalents

The firm defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business.

Transfers of Financial Assets

The firm accounts for transfers of financial assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125." In general, transfers are accounted for as sales under SFAS No. 140 when the firm has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as repurchase agreements and collateralized financing arrangements.

Repurchase Agreements and Collateralized Financing Arrangements

Securities purchased under agreements to resell and securities sold under agreements to repurchase, principally U.S. government, federal agency and investment-grade non-U.S. sovereign obligations, represent short-term collateralized financing transactions and are carried at their contractual amounts plus accrued interest. These amounts are presented on a net-by-counterparty basis when the applicable requirements of Financial Accounting Standards Board Interpretation No. 41 are satisfied. The firm takes possession of securities purchased under agreements to resell, monitors the market value of these securities on a daily basis and obtains additional collateral as appropriate.

Securities borrowed and loaned are recorded on the statements of financial condition based on the amount of cash collateral advanced or received. These transactions are generally collateralized by either cash, securities or letters of credit. The firm takes possession of securities borrowed, monitors the market value of securities loaned and obtains additional collateral as appropriate. Income or expense is recognized as interest over the life of the transaction.

As of November 2001, the firm adopted the provisions of SFAS No. 140 relating to the accounting for collateral. SFAS No. 140 eliminates the requirement under SFAS No. 125 to report collateral received from certain repurchase agreements and collateralized financing arrangements. Comparative restatement prior to November 2001 was required. Accordingly, collateral previously recognized in the consolidated statement of financial condition as of November 2000 of $5.35 billion has been derecognized in these financial statements. SFAS No. 140 also requires certain disclosures regarding collateral and separate classification of certain pledged assets on the consolidated statements of financial condition. Comparative reclassification of these pledged assets and related disclosures prior to November 2001 were not required and, accordingly, were not reflected in these financial statements.

Financial Instruments

Gains and losses on financial instruments and commission income and related expenses are recorded on a trade date basis in the consolidated statements of earnings. The consolidated statements of financial condition generally reflect purchases and sales of financial instruments on a trade date basis.

"Financial instruments owned" and "Financial instruments sold, but not yet purchased" on the consolidated statements of financial condition are carried at fair value or amounts that approximate fair value, with related unrealized gains or losses recognized in the consolidated statements of earnings. Fair value is based generally on listed market prices or broker or dealer price quotations. If prices are not readily determinable or if liquidating the firm's position is reasonably expected to affect market prices, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time. Certain financial instruments, including over-the-counter (OTC) derivative instruments, are valued using pricing models that consider, among other factors, contractual and market prices, correlations, time value, credit, yield curve, volatility factors and/or prepayment rates of the underlying positions.

Derivatives–On November 25, 2000, the firm adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The adoption of this statement did not have a material effect on the firm's statements of financial condition or the results of operations. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the statement of financial condition and measure those instruments at fair value. The accounting for changes in the fair value of a derivative instrument depends on its intended use and the resulting designation.

Most of the firm's derivative transactions are entered into for trading purposes. The firm uses derivatives in its trading activities to facilitate customer transactions, to take proprietary positions and as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by establishing hedges in related securities or derivatives. For example, the firm may hedge a portfolio of common stock by taking an offsetting position in a related equity-index futures contract. Gains and losses on derivatives used for trading purposes are generally included in "Trading and principal investments" on the consolidated statements of earnings.

The firm also enters into derivative contracts, which are designated as fair-value hedges, to manage the interest rate and currency exposure on its long-term borrowings. These derivatives generally include interest rate futures contracts, interest rate swap agreements and currency swap agreements, which are primarily utilized to convert a substantial portion of the firm's fixed rate debt into U.S. dollar-based floating rate obligations. The gains and losses associated with the ineffective portion of these fair-value hedges are included in "Trading and principal investments" on the consolidated statements of earnings and are not material for the year ended November 2001.

Principal Investments–Principal investments are carried at fair value, generally based upon quoted market prices or comparable substantial third-party transactions. Where fair value is not readily determinable, principal investments are initially recorded at cost. The carrying value of such investments is adjusted when changes in the underlying fair values are readily determinable, generally as evidenced by listed market prices or transactions that directly affect the value of such investments. Downward adjustments are made if management determines that realizable value is less than the carrying value.

The firm is entitled to receive merchant banking overrides (i.e., an increased share of a fund's income and gains) when the return on the fund's investments exceeds certain threshold returns. Overrides are based on investment performance over the life of each merchant banking fund, and future investment underperformance may require amounts previously distributed to the firm to be returned to the funds. Accordingly, overrides are recognized in the consolidated statements of earnings only when management determines that the probability of return is remote. Overrides are included in "Asset management and securities services" on the consolidated statements of earnings.

Property, Leasehold Improvements and Equipment

Depreciation and amortization generally are computed using accelerated cost recovery methods for property and equipment and for leasehold improvements where the term of the lease is greater than the economic useful life of the asset. All other leasehold improvements are amortized on a straight-line basis over the term of the lease. Certain internal use software costs are capitalized and amortized on a straight-line basis over the expected useful life. Property, leasehold improvements and equipment, net of depreciation and amortization are included in "Other assets" on the consolidated statements of financial condition.

Goodwill and Identifiable Intangible Assets

The cost of acquired companies in excess of the fair value of net assets at acquisition date is recorded as goodwill, and through November 2001 was amortized over periods of 15 to 20 years on a straight-line basis. Subsequent to November 2001, goodwill will no longer be amortized but, instead, will be tested at least annually for impairment, in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Identifiable intangible assets consist primarily of specialist rights and customer lists and are amortized over a weighted average life of approximately 21 years.

Investment Banking

Underwriting revenues and fees from mergers and acquisitions and other corporate finance advisory assignments are recorded when the underlying transaction is completed under the terms of the engagement. Syndicate expenses related to securities offerings in which the firm acts as an underwriter or agent are deferred until the related revenue is recognized. Expense reimbursements related to advisory activities are recorded as a reduction of related non-compensation expenses.

Earnings Per Share

Earnings per share (EPS) is computed in accordance with SFAS No. 128, "Earnings Per Share." Basic EPS is calculated by dividing net earnings by the weighted average number of common shares outstanding. Common shares outstanding includes common stock and nonvoting common stock as well as restricted stock units for which no future service is required as a condition to the delivery of the underlying common stock. Diluted EPS includes the determinants of basic EPS and, in addition, reflects the dilutive effect of the common stock deliverable pursuant to stock options and to restricted stock units for which future service is required as a condition to the delivery of the underlying common stock.

Stock-Based Compensation

The firm has elected to account for stock-based employee compensation plans in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation." In accordance with APB No. 25, compensation expense is not recognized for stock options that have no intrinsic value on the date of grant. Compensation expense is recognized immediately for restricted stock units for which future service is not required as a condition to the delivery of the underlying shares of common stock. For restricted stock units with future service requirements, compensation expense is recognized over the relevant vesting period using either accelerated or straight-line amortization methodologies, as determined by the applicable vesting provisions.

Income Taxes

The firm accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of its assets and liabilities. As a partnership, the firm was primarily subject to unincorporated business taxes and taxes in foreign jurisdictions on certain of its operations. As a corporation, the earnings of the firm are subject to U.S. federal, foreign, state and local taxes. As a result of its conversion to corporate form, the firm recognized the tax effect of the change in its income tax rate on both its deferred tax assets and liabilities and the earnings attributable to the period from May 7, 1999 to the end of fiscal year 1999. The firm's tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively, on the consolidated statements of financial condition.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the statement of financial condition, and revenues and expenses are translated at average rates of exchange for the fiscal year. Gains or losses on translation of the financial statements of a non-U.S. operation, where the functional currency is other than the U.S. dollar, are reflected as a separate component of equity and included in the consolidated statements of comprehensive income. Gains or losses on foreign currency transactions are included in the consolidated statements of earnings.

NOTE 3 SPEAR, LEEDS & KELLOGG

On October 31, 2000, the firm completed its combination with SLK LLC (SLK), a leader in securities clearing and execution, floor-based market making and off-floor market making. The combination was accounted for under the purchase method of accounting for business combinations. In exchange for the membership interests in SLK and subordinated debt of certain retired members, the firm issued 35.3 million shares of common stock valued at $3.5 billion, issued $149 million in debentures and paid $2.1 billion in cash. The purchase price was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the effective date of the combination. The excess of consideration paid over the estimated fair value of net assets acquired was $4.2 billion, of which $2.4 billion was recorded as goodwill and $1.8 billion was recorded as identifiable intangible assets.

As part of the combination with SLK, the firm established a $702 million retention pool of restricted stock units for SLK employees. A charge of $290 million ($180 million after taxes) related to restricted stock units for which future service was not required as a condition to the delivery of the underlying shares of common stock was included in the firm's operating results in 2000. The remaining restricted stock units, for which future service is required, are being amortized over the five-year vesting period following the date of consummation.

The following table sets forth the unaudited pro forma combined operating results of the firm and SLK for the years ended November 2000 and November 1999. These pro forma results were prepared as if the firm's combination with SLK had taken place at the beginning of the periods presented.

Pro Forma Operating Results (unaudited)

	YEAR ENDED NOVEMBER	
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	2000	1999
Revenues, net of interest expense	$18,630	$14,652
Net earnings	3,459	2,595
Basic EPS	6.66	5.06
Diluted EPS	6.32	4.97

NOTE 4 FINANCIAL INSTRUMENTS

Financial instruments, including both cash instruments and derivatives, are used to manage market risk, facilitate customer transactions, engage in proprietary transactions and meet financing objectives. These instruments can be either executed on an exchange or negotiated in the OTC market.

Transactions involving financial instruments sold, but not yet purchased, generally entail an obligation to purchase a financial instrument at a future date. The firm may incur a loss if the market value of the financial instrument subsequently increases prior to the purchase of the instrument.

Fair Value of Financial Instruments

The following table sets forth the firm's total financial instruments owned, including those pledged as collateral, at fair value, and financial instruments sold, but not yet purchased, at fair value:

	AS OF NOVEMBER			
	2001		2000	
(IN MILLIONS)	ASSETS	LIABILITIES	ASSETS	LIABILITIES
Commercial paper, certificates of deposit and time deposits	**$ 1,351**	**$ —**	$ 866	$ —
U.S. government, federal agency and sovereign obligations	**31,173**	**18,606**	22,926	21,483
Corporate debt	**16,697**	**6,453**	13,348	4,090
Equities and convertible debentures	**20,075**	**12,201**	21,481	8,829
State, municipal and provincial obligations	**771**	**—**	494	—
Derivative contracts	**38,521**	**36,660**	34,627	37,815
Physical commodities	**297**	**797**	432	677
Total	**$108,885**	**$74,717**	$94,174	$72,894

Credit Concentrations

Credit concentrations may arise from trading, underwriting and securities borrowing activities and may be impacted by changes in economic, industry or political factors. As of November 2001 and 2000, U.S. government and federal agency obligations represented 7% and 6%, respectively, of the firm's total assets. In addition, most of the firm's securities purchased under agreements to resell are collateralized by U.S. government, federal agency and other sovereign obligations.

Derivative Activities

Derivative contracts are financial instruments, such as futures, forwards, swaps or option contracts, that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivatives may involve future commitments to purchase or sell financial instruments or commodities, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, commodities or indices.

Derivative contracts exclude certain cash instruments, such as mortgage-backed securities, interest-only and principal-only obligations, and indexed debt instruments, that derive their values or contractually required cash flows from the price of some other security or index. The firm has elected to include commodity-related contracts in its derivative disclosure, although not required to do so, as these contracts may be settled in cash or are readily convertible into cash.

Derivative contracts are reported on a net-by-counterparty basis on the firm's consolidated statements of financial condition where management believes a legal right of setoff exists under an enforceable netting agreement. The fair value of derivative financial instruments, computed in accordance with the firm's netting policy, is set forth below:

	AS OF NOVEMBER			
	2001		2000[1]	
(IN MILLIONS)	ASSETS	LIABILITIES	ASSETS	LIABILITIES
Forward settlement contracts	**$ 5,265**	**$ 4,491**	$ 6,315	$ 6,748
Swap agreements	**18,438**	**15,931**	15,770	16,321
Option contracts	**14,818**	**16,238**	12,543	15,118
Total	**$38,521**	**$36,660**	$34,628	$38,187

[1] Includes the fair value of nontrading derivative contracts previously accounted for under the accrual basis.

Securitization Activities

The firm securitizes commercial and residential mortgages and home equity loans, government and corporate bonds, lease and trade receivables, and other types of financial assets. Gains or losses on securitizations are determined with reference to the carrying amount of the financial assets transferred, which is allocated to the assets sold and the retained interests, if any, based on their relative fair values at the date of transfer. During 2001, the firm securitized $94.2 billion of financial assets, including $50.3 billion of agency mortgage-backed securities. Retained interests in these securitized assets were not material as of November 2001.

Secured Borrowing and Lending Activities

The firm enters into secured borrowing and lending transactions to obtain securities for settlement, to finance inventory positions and to meet customers' needs. In these transactions, the firm either provides or receives collateral, including U.S. government, federal agency and investment-grade non-U.S. sovereign obligations.

The firm receives collateral in connection with resale agreements, securities lending transactions, derivative transactions, customer margin loans and other secured lending activities. In many cases, the firm is permitted to sell or repledge securities held as collateral. These securities may be used to secure repurchase agreements, enter into securities lending or derivative transactions, or cover short positions. As of November 2001, the fair value of securities received as collateral by the firm that it was permitted to sell or repledge was $267.7 billion, of which $224.4 billion was sold or repledged.

The firm also pledges its own assets to collateralize repurchase agreements and other secured financings. As of November 2001, the carrying value of securities included in "Financial instruments owned, at fair value" that had been loaned or pledged to counterparties that did not have the right to sell or repledge was $22.3 billion.

NOTE 5 SHORT-TERM BORROWINGS

The firm obtains secured short-term financing principally through the use of repurchase agreements and securities lending agreements, collateralized mainly by U.S. government, federal agency, mortgage-backed, investment-grade foreign sovereign obligations and equity securities. The firm obtains unsecured short-term borrowings through issuance of commercial paper, promissory notes and bank loans. The carrying value of these short-term obligations approximates fair value due to their short-term nature.

Short-term borrowings are set forth below:

(IN MILLIONS)	AS OF NOVEMBER 2001	AS OF NOVEMBER 2000
Commercial paper	**$ 8,353**	$10,721
Promissory notes	**15,281**	14,516
Bank loans and other[1]	**13,963**	8,234
Total[2]	**$37,597**	$33,471

[1] As of November 2001 and November 2000, short-term borrowings included $7.20 billion and $4.06 billion of long-term borrowings maturing within one fiscal year, respectively.

[2] As of November 2001 and November 2000, weighted average interest rates for short-term borrowings, including commercial paper, were 3.05% and 6.43%, respectively.

The firm maintains unencumbered securities with a market value in excess of all uncollateralized short-term borrowings.

NOTE 6 LONG-TERM BORROWINGS

The firm's long-term borrowings are set forth below:

(IN MILLIONS)	AS OF NOVEMBER 2001	AS OF NOVEMBER 2000
Fixed rate obligations[1]		
U.S. dollar	**$14,462**	$11,825
Non-U.S. dollar	**3,425**	3,238
Floating rate obligations[2]		
U.S. dollar	**10,415**	13,873
Non-U.S. dollar	**2,714**	2,459
Total[3]	**$31,016**	$31,395

[1] During 2001 and 2000, interest rates on U.S. dollar fixed rate obligations ranged from 5.90% to 12.00%, and from 5.75% to 12.00%, respectively. During 2001 and 2000, non-U.S. dollar fixed rate obligations interest rates ranged from 1.20% to 8.88%, and from 0.55% to 8.88%, respectively.

[2] Floating interest rates generally are based on LIBOR, the U.S. treasury bill rate or the federal funds rate. Certain equity-linked and indexed instruments are included in floating rate obligations.

[3] Long-term borrowings have maturities that range from one to 30 years from the date of issue.

Long-term borrowings by fiscal maturity date are set forth below:

(IN MILLIONS)	2001 U.S. DOLLAR	2001 NON-U.S. DOLLAR	2001 TOTAL	2000 U.S. DOLLAR	2000 NON-U.S. DOLLAR	2000 TOTAL
2002	**$ —**	**$ —**	**$ —**	$ 9,484	$ 779	$10,263
2003	**5,810**	**371**	**6,181**	2,856	366	3,222
2004	**3,172**	**119**	**3,291**	1,618	116	1,734
2005	**4,694**	**2,608**	**7,302**	4,707	2,562	7,269
2006	**1,734**	**804**	**2,538**	1,143	27	1,170
2007-thereafter	**9,467**	**2,237**	**11,704**	5,890	1,847	7,737
Total	**$24,877**	**$6,139**	**$31,016**	$25,698	$5,697	$31,395

The firm enters into derivative contracts, such as interest rate futures contracts, interest rate swap agreements and currency swap agreements, to effectively convert a substantial portion of its fixed rate long-term borrowings into U.S. dollar-based floating rate obligations. Accordingly, the aggregate carrying value of these long-term borrowings and related hedges approximates fair value.

The effective weighted average interest rates for long-term borrowings, after hedging activities, are set forth below:

	AS OF NOVEMBER			
	2001		2000	
($ IN MILLIONS)	AMOUNT	RATE	AMOUNT	RATE
Fixed rate obligations	**$ 757**	**10.58%**	$ 852	10.41%
Floating rate obligations	**30,259**	**3.02**	30,543	6.96
Total	**$31,016**	**3.20**	$31,395	7.06

NOTE 7 COMMITMENTS AND CONTINGENCIES

Litigation

The firm is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the firm's financial condition, but may be material to the firm's operating results for any particular period, depending, in part, upon the operating results for such period.

Leases

The firm has obligations under long-term noncancelable lease agreements, principally for office space, expiring on various dates through 2029. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. Minimum rental commitments, net of minimum sublease rentals, under noncancelable leases for 2002 and the succeeding four years and thereafter and rent charged to operating expense for the last three years are set forth below:

(IN MILLIONS)	
Minimum rental commitments	
2002	$ 354
2003	347
2004	382
2005	300
2006	294
2007-thereafter	2,241
Total	$3,918
Net rent expense	
2001	**$ 299**
2000	240
1999	154

Other Commitments

The firm had commitments to enter into repurchase and resale agreements of $47.54 billion and $37.36 billion as of November 2001 and November 2000, respectively.

In connection with its lending activities, the firm issued commitments of $13.35 billion and $10.43 billion as of November 2001 and November 2000, respectively. These commitments are agreements to lend to counterparties, have fixed termination dates and are contingent on all conditions to borrowing set forth in the contract having been met. Since these commitments may expire unused, the total commitment amount does not necessarily reflect the actual future cash flow requirements.

The firm provides letters of credit issued by various banks to counterparties in lieu of securities or cash to satisfy various collateral and margin deposit requirements. Letters of credit outstanding were $11.50 billion and $9.61 billion as of November 2001 and November 2000, respectively.

The firm acts as an investor in merchant banking transactions, which includes making long-term investments in equity and debt securities in privately negotiated transactions, corporate acquisitions and real estate transactions. In connection with these activities, the firm had commitments to invest up to $1.63 billion and $1.74 billion in corporate and real estate merchant banking investment funds and a bridge loan fund as of November 2001 and November 2000, respectively.

The firm had outstanding commitments and guarantees of $134 million and $284 million relating primarily to client and fund management activities as of November 2001 and November 2000, respectively. The firm also had a guarantee on construction debt obligations of $199 million as of November 2001.

NOTE 8 EQUITY CAPITAL

Dividends declared per common share were $0.48 in 2001 and 2000 and $0.24 in 1999. On December 19, 2001, the Board of Directors of Group Inc. (the Board) declared a dividend of $0.12 per share to be paid on February 21, 2002 to common shareholders of record on January 22, 2002.

The Board authorized the repurchase of an additional 15 million shares of common stock pursuant to the firm's existing share repurchase program. The total share authorization under the repurchase program was 30 million shares as of November 2001, of which approximately 23 million shares had been repurchased at a cost of $2.09 billion.

On August 21, 2000, SMBC Capital Markets, Inc., formerly Sumitomo Bank Capital Markets, Inc., exchanged all 7.4 million shares of its nonvoting common stock, par value $0.01 per share, of Group Inc. for an equal number of shares of voting common stock.

On May 7, 1999, the firm converted from a partnership to a corporation and completed its initial public offering. In that offering, the firm sold 51 million shares of common stock. In addition, the firm completed a number of transactions to have Group Inc. succeed to the business of The Goldman Sachs Group, L.P. These transactions included the exchange of the partnership interests of the participating limited partners, retired limited partners, Sumitomo Bank Capital Markets, Inc. and Kamehameha Activities Association for shares of common stock.

NOTE 9 EARNINGS PER SHARE

The computations of basic and diluted EPS are set forth below:

	YEAR ENDED NOVEMBER		
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	2001	2000	1999
Numerator for basic and diluted EPS—earnings available to common shareholders	**$2,310**	$3,067	$2,708
Denominator for basic EPS—weighted average number of common shares	**509.7**	484.6	475.9
Effect of dilutive securities			
Restricted stock units	**22.0**	16.2	5.6
Stock options	**10.1**	10.7	4.3
Dilutive potential common shares	**32.1**	26.9	9.9
Denominator for diluted EPS—weighted average number of common shares and dilutive potential common shares	**541.8**[1]	511.5	485.8
Basic EPS	**$ 4.53**	$ 6.33	$ 5.69
Diluted EPS	**4.26**	6.00	5.57

[1] The exercise prices for approximately one million options exceeded average market prices. Accordingly, these antidilutive options were excluded from the diluted EPS computation.

NOTE 10 EMPLOYEE BENEFIT PLANS

The firm sponsors various pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance, which cover most employees worldwide. The firm also provides certain benefits to former or inactive employees prior to retirement. A summary of these plans is set forth below:

Defined Benefit Pension Plans and Postretirement Plans

The firm maintains a defined benefit pension plan for substantially all U.S. employees. Employees of certain non-U.S. subsidiaries participate in various local defined benefit plans. These plans generally provide benefits based on years of credited service and a percentage of the employee's eligible compensation. In addition, the firm has largely-unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees, employees and dependents in the United States.

The following table provides a summary of the changes in the plans' benefit obligations and the fair value of assets for 2001 and 2000 and a statement of the funded status of the plans as of November 2001 and November 2000:

	AS OF OR FOR YEAR ENDED NOVEMBER					
	2001			2000		
(IN MILLIONS)	U.S. PENSION	NON-U.S. PENSION	POST-RETIREMENT[1]	U.S. PENSION	NON-U.S. PENSION	POST-RETIREMENT
Benefit obligation						
Balance, beginning of year	$120	$163	$ 59	$108	$148	$ 61
Service cost	4	35	6	4	28	2
Interest cost	9	7	5	8	7	4
Plan amendments	—	—	—	—	1	—
Actuarial loss/(gain)	9	(12)	18	2	6	(9)
Benefits paid	(2)	(7)	(4)	(2)	(6)	(2)
Effect of foreign exchange rates	—	(2)	—	—	(21)	—
Balance, end of year	$140	$184	$ 84	$120	$163	$ 56
Fair value of plan assets						
Balance, beginning of year	$148	$128	$ 15	$148	$116	$ —
Actual return on plan assets	(8)	(18)	(3)	2	6	—
Firm contributions	—	61	4	—	29	2
Benefits paid	(2)	(7)	(4)	(2)	(6)	(2)
Effect of foreign exchange rates	—	—	—	—	(17)	—
Balance, end of year	$138	$164	$ 12	$148	$128	$ —
Prepaid/(accrued) benefit cost						
Funded status	$ (2)	$ (20)	$(72)	$ 28	$ (35)	$(56)
Unrecognized actuarial loss/(gain)	40	36	12	11	19	(5)
Unrecognized transition (asset)/obligation	(31)	16	2	(34)	19	—
Unrecognized prior service cost	—	3	(1)	—	3	(2)
Prepaid/(accrued) benefit cost	$ 7	$ 35	$(59)	$ 5	$ 6	$(63)

[1] Includes certain plans that had previously been deemed immaterial for the fiscal year ended November 2000.

For plans in which the accumulated benefit obligation exceeded plan assets, the aggregate projected benefit obligation and accumulated benefit obligation was $63 million and $46 million, respectively, as of November 2001, and $57 million and $35 million, respectively, as of November 2000. The fair value of plan assets for each of these plans was $35 million and $19 million as of November 2001 and November 2000, respectively.

The components of pension (income)/expense and postretirement expense are set forth below:

(IN MILLIONS)	YEAR ENDED NOVEMBER 2001	2000	1999
U.S. pension			
Service cost	$ 4	$ 4	$ 4
Interest cost	9	8	8
Expected return on plan assets	(12)	(10)	(10)
Net amortization	(3)	(3)	(2)
Total	$ (2)	$ (1)	$ —
Non-U.S. pension			
Service cost	$ 35	$ 28	$ 15
Interest cost	7	7	5
Expected return on plan assets	(9)	(8)	(5)
Net amortization	1	1	3
Total	$ 34	$ 28	$ 18
Postretirement			
Service cost	$ 6	$ 2	$ 3
Interest cost	5	4	4
Expected return on plan assets	(1)	—	—
Net amortization	—	—	—
Total	$ 10	$ 6	$ 7

The weighted average assumptions used to develop net periodic pension cost and the actuarial present value of the projected benefit obligation are set forth below. The assumptions represent a weighted average of the assumptions used for the U.S. and non-U.S. plans and are based on the economic environment of each applicable country.

	YEAR ENDED NOVEMBER 2001	2000	1999
Defined benefit pension plans			
U.S. pension			
Discount rate	7.0%	7.5%	7.5%
Rate of increase in future compensation levels	5.0	5.0	5.0
Expected long-term rate of return on plan assets	8.5	8.5	7.5
Non-U.S. pension			
Discount rate	4.9	4.7	4.6
Rate of increase in future compensation levels	4.1	4.3	4.3
Expected long-term rate of return on plan assets	5.7	5.8	6.0
Postretirement plans			
Discount rate	7.0%	7.5%	7.5%
Rate of increase in future compensation levels	5.0	5.0	5.0
Expected long-term rate of return on plan assets	8.5	—	—

For measurement purposes, a 9.5% annual growth rate in the per capita cost of covered healthcare benefits was assumed for the fiscal year ending November 2002. The rate was assumed to decrease ratably to 5.0% for the fiscal year ending November 2011 and remain at that level thereafter.

The assumed cost of healthcare has an effect on the amounts reported for the firm's postretirement plans. A 1% change in the assumed healthcare cost trend rate would have the following effects:

	1% INCREASE		1% DECREASE	
(IN MILLIONS)	2001	2000	2001	2000
Cost	**$ 2**	$1	**$(1)**	$(1)
Obligation	**10**	7	**(9)**	(6)

Defined Contribution Plans

The firm contributes to employer-sponsored U.S. and non-U.S. defined contribution plans. The firm's contribution to these plans was $193 million, $129 million and $94 million for 2001, 2000 and 1999, respectively. Contributions in 2001 reflect a full year of contributions to the defined contribution plans included as a result of the firm's combination with SLK.

The firm has also established a nonqualified defined contribution plan (the Plan) for certain senior employees. Shares of common stock contributed to the Plan and outstanding as of November 2001 were 12.5 million. The shares of common stock will vest and generally be distributable to the participant on specified future dates if the participant satisfies certain conditions and the participant's employment with the firm has not been terminated, with certain exceptions for terminations of employment due to death or a change in control. Dividends on the underlying shares of common stock are paid currently to the participants. Forfeited shares remain in the Plan and are reallocated to other participants. Contributions to the Plan are expensed on the date of grant. Plan expense was immaterial for the years ended November 2001 and November 2000 and was $674 million for the year ended November 1999, which included $666 million granted in connection with the firm's initial public offering.

NOTE 11 EMPLOYEE INCENTIVE PLANS

Stock Incentive Plan

The firm sponsors a stock incentive plan that provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and other stock-based awards.

The total number of shares of common stock that may be issued under the stock incentive plan through fiscal 2002 may not exceed 300 million shares and, in each fiscal year thereafter, may not exceed 5% of the issued and outstanding shares of common stock, determined as of the last day of the immediately preceding fiscal year, increased by the number of shares available for awards in previous fiscal years but not covered by awards granted in such years. As of November 2001 and November 2000, 135.0 million shares and 156.2 million shares, respectively, were available for grant under the stock incentive plan, after considering stock-based compensation awards that were issued subsequent to year end, as part of year-end compensation.

Restricted Stock Units

The firm issued restricted stock units to employees under the stock incentive plan, primarily in connection with its initial public offering, acquisitions and as part of year-end compensation. Of the total restricted stock units outstanding as of November 2001 and November 2000, (i) 41.7 million units and 46.3 million units, respectively, required future service as a condition to the delivery of the underlying shares of common stock, and (ii) 25.6 million units and 33.5 million units, respectively, did not require future service. In all cases, delivery of the underlying shares of common stock is conditioned on the grantee's satisfying certain other requirements outlined in the award agreements.

The activity related to these restricted stock units is set forth below:

	RESTRICTED STOCK UNITS OUTSTANDING	
	NO FUTURE SERVICE REQUIRED	FUTURE SERVICE REQUIRED
Outstanding, November 1998	—	—
Granted	36,127,314	40,780,999
Forfeited	(355,177)	(436,518)
Delivered	(68,214)	—
Outstanding, November 1999	35,703,923	40,344,481
Granted[1]	6,401,796	10,900,941
Forfeited	(1,189,406)	(2,752,278)
Delivered	(9,571,298)	—
Vested	2,157,204	(2,157,204)
Outstanding, November 2000	33,502,219	46,335,940
Granted	116,968	1,638,536
Forfeited	(975,713)	(3,065,731)
Delivered	(10,253,224)	—
Vested	3,239,683	(3,239,683)
Outstanding, November 2001	**25,629,933**	**41,669,062**

(1) Includes restricted stock units granted in connection with the combination with SLK and restricted stock units granted to employees, subsequent to year end, as part of year-end compensation.

Noncash compensation expense, net of forfeitures, was $789 million, $1.35 billion and $2.32 billion for the years ended November 2001, November 2000 and November 1999, respectively.

Stock Options

Stock options granted to employees will generally become exercisable either in installments on or about the third, fourth and fifth anniversaries of the date of grant or entirely on or about the third anniversary of the date of grant, if the grantee has satisfied certain conditions and the grantee's employment with the firm has not been terminated, with certain exceptions for terminations of employment due to death, retirement, extended absence or a change in control. Once service requirements have been met, these options will generally remain exercisable, subject to satisfaction of certain conditions, until the tenth anniversary of the date of grant. Pursuant to APB No. 25, compensation expense was not recognized for those options that had no intrinsic value on the date of grant. The dilutive effect of these options is included in diluted common shares outstanding in accordance with SFAS No. 128.

The activity related to these stock options is set forth below:

	OPTIONS OUTSTANDING	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING LIFE (YEARS)
Outstanding, November 1998	—	$ —	
Granted	40,863,172	52.91	
Exercised	—	—	
Forfeited	(503,506)	53.00	
Outstanding, November 1999	40,359,666	52.91	9.42
Granted[1]	19,685,230	82.89	
Exercised	(18,901)	48.13	
Forfeited	(2,590,237)	52.88	
Outstanding, November 2000	57,435,758	63.19	8.96
Granted[1]	29,004,359	91.89	
Exercised	(104,155)	52.03	
Forfeited	(1,969,077)	64.46	
Outstanding, November 2001	**84,366,885**	**73.04**	**8.65**
Exercisable, November 2001	**237,952**	**$48.13**	**7.83**

[1] Includes stock options granted to employees, subsequent to year end, as part of year-end compensation.

The options outstanding as of November 2001 are set forth below:

EXERCISE PRICE	OPTIONS OUTSTANDING	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING LIFE (YEARS)
$45.00–$ 59.99	36,395,783	$52.92	7.42
$60.00–$ 74.99	—	—	—
$75.00–$ 89.99	19,101,939	82.88	9.00
$90.00–$104.99	28,869,163	91.90	9.97
	84,366,885		

The weighted average fair value of options granted during 2001, 2000 and 1999 was $30.82 per option, $28.13 per option and $16.13 per option, respectively. Fair value was estimated as of the grant date based on a binomial option pricing model using the following weighted average assumptions:

	YEAR ENDED NOVEMBER		
	2001	2000	1999
Risk-free interest rate	**5.2%**	5.6%	6.1%
Expected volatility	**35.0**	35.0	30.0
Dividend yield	**0.5**	0.6	1.0
Expected life	**7 years**	7 years	7 years

Pro Forma Effect of SFAS No. 123

If the firm were to recognize compensation expense under the fair value-based method of SFAS No. 123 with respect to options granted, net earnings would have decreased resulting in pro forma net earnings and EPS as set forth below:

	YEAR ENDED NOVEMBER		
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	2001	2000	1999
Net earnings, as reported	**$2,310**	$3,067	$2,708
Pro forma net earnings	**1,965**	2,971	2,650
EPS, as reported			
Basic	**$ 4.53**	$ 6.33	$ 5.69
Diluted	**4.26**	6.00	5.57
Pro forma EPS			
Basic	**$ 3.86**	$ 6.13	$ 5.57
Diluted	**3.63**	5.81	5.45

In the preceding table, pro forma compensation expense associated with option grants is recognized over the relevant vesting period.

NOTE 12 INCOME TAXES

Prior to its conversion to corporate form, the firm operated as a partnership and generally was not subject to U.S. federal and state income taxes. The earnings of the firm, however, were subject to local unincorporated business taxes. In addition, certain non-U.S. subsidiaries were subject to income taxes in their local jurisdictions. The partners of the firm's predecessor partnership were taxed on their proportionate share of the partnership's taxable income or loss. Effective with the conversion from a partnership to a corporation on May 7, 1999, the firm became subject to U.S. federal, state and local corporate income taxes.

The components of the net tax expense/(benefit) reflected on the consolidated statements of earnings are set forth below:

	YEAR ENDED NOVEMBER		
(IN MILLIONS)	2001	2000	1999
Current taxes			
U.S. federal	**$ 781**	$1,063	$ 16
State and local	**64**	285	67
Non-U.S.	**489**	957	588
Total current tax expense	**1,334**	2,305	671
Deferred taxes			
U.S. federal	**(9)**	(299)	(688)
State and local	**95**	49	(342)
Non-U.S.	**(34)**	(102)	(357)
Total deferred tax expense/(benefit)	**52**	(352)	(1,387)
Net tax expense/(benefit)	**$1,386**	$1,953	$ (716)

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. In connection with the conversion from a partnership to a corporation, the firm recognized a deferred tax benefit related to the revaluation of net deferred tax assets recorded as a partnership.

Significant components of the firm's deferred tax assets and liabilities are set forth below:

(IN MILLIONS)	AS OF NOVEMBER 2001	AS OF NOVEMBER 2000
Deferred tax assets		
Compensation and benefits	**$1,768**	$1,781
Foreign tax credits	**—**	114
Other, net	**197**	219
	1,965	2,114
Less: valuation allowance[1]	**(7)**	(37)
Total deferred tax assets	**1,958**	2,077
Deferred tax liabilities		
Depreciation and amortization	**111**	35
Unrealized gains	**20**	158
Total deferred tax liabilities	**131**	193
Net deferred tax assets	**$1,827**	$1,884

[1] Relates primarily to the ability to recognize tax benefits associated with non-U.S. operations.

The decrease of $30 million in the valuation allowance was primarily due to increased utilization of foreign tax credits. Acquired net operating loss carryforwards of $75 million are subject to annual limitations on utilization. These loss carryforwards will begin to expire in 2018.

A reconciliation of the U.S. federal statutory income tax rate to the firm's effective income tax rate is set forth below:

	YEAR ENDED NOVEMBER 2001	2000	1999
U.S. federal statutory income tax rate	**35.0%**	35.0%	35.0%
Increase related to state and local taxes, net of U.S. income tax effects	**2.8**	4.3	5.0
Revaluation of deferred tax assets upon change in tax status pursuant to initial public offering	**—**	—	(41.4)[1]
Rate benefit for partnership period	**—**	—	(37.7)[2]
Other	**(0.3)**	(0.4)	3.2
Effective income tax rate	**37.5%**	38.9%	(35.9)%

[1] The deferred tax benefit recognized upon the firm's change in tax status from partnership to corporate form primarily reflects the revaluation of the deferred tax assets and liabilities at the firm's corporate income tax rate.

[2] The rate benefit for the partnership period relates to the firm's earnings prior to its conversion to corporate form, which generally were not subject to corporate income taxes.

Tax benefits of approximately $123 million during 2001 and $116 million in 2000, related to the delivery of restricted stock units and the exercise of options, were credited directly to "Additional paid-in capital" on the consolidated statements of financial condition and changes in shareholders' equity and partners' capital.

NOTE 13 REGULATED SUBSIDIARIES

GS&Co. and Spear, Leeds & Kellogg, L.P. are registered U.S. broker-dealers and futures commission merchants subject to Rule 15c3-1 of the Securities and Exchange Commission and Rule 1.17 of the Commodity Futures Trading Commission, which specify uniform minimum net capital requirements, as defined, for their registrants. They have elected to compute their net capital in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1. As of November 2001 and November 2000, GS&Co. had regulatory net capital, as defined, of $4.59 billion and $4.50 billion, respectively, which exceeded the amounts required by $3.91 billion and $3.81 billion, respectively. As of November 2001 and November 2000, Spear, Leeds & Kellogg, L.P. had regulatory net capital, as defined, of $952 million and $837 million, respectively, which exceeded the amounts required by $907 million and $803 million, respectively.

GSI, a registered U.K. broker-dealer, is subject to the capital requirements of the Financial Services Authority, and GSJL, a Tokyo-based broker-dealer, is subject to the capital requirements of the Financial Services Agency. As of November 2001 and November 2000, GSI and GSJL were in compliance with their local capital adequacy requirements.

Certain other subsidiaries of the firm are also subject to capital adequacy requirements promulgated by authorities of the countries in which they operate. As of November 2001 and November 2000, these subsidiaries were in compliance with their local capital adequacy requirements.

NOTE 14 BUSINESS SEGMENTS

In reporting to management, the firm's operating results are categorized into the following two principal segments: Global Capital Markets, and Asset Management and Securities Services.

Global Capital Markets

The Global Capital Markets segment includes services related to the following:

Investment Banking–The firm provides a broad range of investment banking services to a diverse group of corporations, financial institutions, governments and individuals. The firm's investment banking activities are divided into two categories:

- ***Financial Advisory***–Financial Advisory includes advisory assignments with respect to mergers and acquisitions, divestitures, corporate defense activities, restructurings and spin-offs; and
- ***Underwriting***–Underwriting includes public offerings and private placements of equity and debt securities.

Trading and Principal Investments–The firm's Trading and Principal Investments business facilitates transactions with a diverse group of corporations, financial institutions, governments and individuals and takes proprietary positions through market making in and trading of fixed income and equity products, currencies, commodities, and swaps and other derivatives. In addition, the firm engages in floor-based and electronic market making as a specialist on U.S. equities and options exchanges. Trading and Principal Investments is divided into three categories:

- *FICC*–The firm makes markets in and trades fixed income products, currencies and commodities, structures and enters into a wide variety of derivative transactions, and engages in proprietary trading and arbitrage activities;
- *Equities*–The firm makes markets in, acts as a specialist for, and trades equities and equity-related products, structures and enters into equity derivative transactions, and engages in proprietary trading and equity arbitrage; and
- *Principal Investments*–Principal Investments primarily represents net revenues from the firm's merchant banking investments.

Asset Management and Securities Services

The Asset Management and Securities Services segment includes services related to the following:

- *Asset Management*–Asset Management generates management fees by providing investment advisory services to a diverse client base of institutions and individuals;
- *Securities Services*–Securities Services includes prime brokerage, financing services and securities lending, and the firm's matched book businesses, all of which generate revenues primarily in the form of fees or interest rate spreads; and
- *Commissions*–Commissions include fees from executing and clearing client transactions on major stock, options and futures markets worldwide. Commissions also include revenues from the increased share of the income and gains derived from the firm's merchant banking funds.

Basis of Presentation

In reporting segments, certain of the firm's business lines have been aggregated where they have similar economic characteristics and are similar in each of the following areas: (i) the nature of the services they provide, (ii) their methods of distribution, (iii) the types of clients they serve and (iv) the regulatory environments in which they operate.

The firm allocates revenues and expenses between the two segments. Due to the integrated nature of the business segments, estimates and judgments have been made in allocating certain revenue and expense items. Transactions between segments are based on specific criteria or approximate third-party rates. Total operating expenses include corporate items that have not been allocated to either business segment. The allocation process is based on the manner in which management views the business of the firm.

The segment information presented in the table below is prepared according to the following methodologies:

- Revenues and expenses directly associated with each segment are included in determining pre-tax earnings.
- Net revenues in the firm's segments include allocations of interest income and interest expense to specific securities, commodities and other positions in relation to the cash generated by, or funding requirements of, the underlying positions. Net interest is included within segment net revenues as it is consistent with the way in which management assesses segment performance.
- Overhead expenses not directly allocable to specific segments are allocated ratably based on direct segment expenses.
- The nonrecurring expenses associated with the firm's acquisition awards and conversion to corporate form and related transactions are not allocated to individual segments as management excludes them in evaluating segment performance.

Segment Operating Results

Management believes that the following information provides a reasonable representation of each segment's contribution to consolidated pre-tax earnings and total assets:

(IN MILLIONS)		AS OF OR FOR YEAR ENDED NOVEMBER 2001	2000	1999
Global Capital Markets	Net revenues[1]	$ 10,185	$ 11,998	$ 10,132
	Operating expenses[2]	8,251	7,844	6,232
	Pre-tax earnings	$ 1,934	$ 4,154	$ 3,900
	Segment assets	$163,376	$149,497	$127,529
Asset Management and Securities Services	Net revenues[1]	$ 5,626	$ 4,592	$ 3,213
	Operating expenses[2]	3,501	3,008	2,396
	Pre-tax earnings	$ 2,125	$ 1,584	$ 817
	Segment assets	$148,004	$133,827	$119,536
Total	Net revenues[1]	$ 15,811	$ 16,590	$ 13,345
	Operating expenses[2]	12,115[4]	11,570[5]	11,353[6]
	Pre-tax earnings	$ 3,696	$ 5,020	$ 1,992
	Total assets[3]	$312,218	$284,410	$248,348

[1] Net revenues include net interest as set forth in the table below:

(IN MILLIONS)	YEAR ENDED NOVEMBER 2001	2000	1999
Global Capital Markets	$ 254	$131	$ 15
Asset Management and Securities Services	1,039	855	689
Total net interest	$1,293	$986	$704

[2] Operating expenses include depreciation and amortization as set forth in the table below:

(IN MILLIONS)	YEAR ENDED NOVEMBER 2001	2000	1999
Global Capital Markets	$558	$336	$228
Asset Management and Securities Services	315	150	109
Total depreciation and amortization	$873	$486	$337

[3] Includes deferred tax assets relating to the firm's conversion to corporate form and certain assets that management believes are not allocable to a particular segment.

[4] Includes the amortization of employee initial public offering awards of $363 million that has not been allocated to the firm's segments.

[5] Includes the following expenses that have not been allocated to the firm's segments: (i) the amortization of employee initial public offering and acquisition awards of $428 million and (ii) the acquisition awards of $290 million related to the firm's combination with SLK.

[6] Includes the following expenses that have not been allocated to the firm's segments: (i) nonrecurring employee initial public offering awards of $2.26 billion, (ii) the amortization of employee initial public offering awards of $268 million and (iii) the charitable contribution to The Goldman Sachs Foundation of $200 million made at the time of the firm's initial public offering.

The following table sets forth the net revenues of the firm's two segments:

(IN MILLIONS)	YEAR ENDED NOVEMBER 2001	2000	1999
Financial Advisory	$ 2,070	$ 2,592	$ 2,270
Underwriting	1,766	2,779	2,089
Investment Banking	3,836	5,371	4,359
FICC	4,047	3,004	2,862
Equities	2,923	3,489	1,961
Principal Investments	(621)	134	950
Trading and Principal Investments	6,349	6,627	5,773
Total Global Capital Markets	10,185	11,998	10,132
Asset Management	1,473	1,345	919
Securities Services	1,133	940	772
Commissions	3,020	2,307	1,522
Total Asset Management and Securities Services	5,626	4,592	3,213
Total net revenues	$15,811	$16,590	$13,345

Geographic Information

Due to the highly integrated nature of international financial markets, the firm manages its businesses based on the profitability of the enterprise as a whole. Accordingly, management believes that profitability by geographic region is not necessarily meaningful.

The firm's revenues, expenses and identifiable assets are generally allocated based on the country of domicile of the legal entity providing the service.

The following table sets forth the total net revenues, pre-tax earnings, and identifiable assets of the firm and its consolidated subsidiaries by geographic region allocated on the basis described above:

	AS OF OR FOR YEAR ENDED NOVEMBER		
(IN MILLIONS)	2001	2000	1999
Net revenues			
United States	**$ 10,181**	$ 9,767	$ 8,536
Other Americas	**234**	189	327
United Kingdom	**3,483**	4,400	3,103
Other Europe	**473**	622	375
Asia	**1,440**	1,612	1,004
Total net revenues	**$ 15,811**	$ 16,590	$ 13,345
Pre-tax earnings			
United States	**$ 2,487**	$ 2,845	$2,878
Other Americas	**191**	104	184
United Kingdom	**665**	1,882	1,203
Other Europe	**241**	391	198
Asia	**475**	516	254
Other	**(363)[2]**	(718)[3]	(2,725)[4]
Total pre-tax earnings	**$ 3,696**	$ 5,020	$ 1,992
Identifiable assets			
United States	**$ 337,061**	$ 287,938	$ 238,875
Other Americas	**5,985**	7,791	6,118
United Kingdom	**131,812**	121,257	119,350
Other Europe	**8,129**	7,979	11,737
Asia	**25,367**	16,848	18,088
Eliminations and other[1]	**(196,136)**	(157,403)	(145,820)
Total identifiable assets	**$ 312,218**	$ 284,410	$ 248,348

(1) Reflects eliminations and certain assets that are not allocable to a particular geographic region.

(2) Includes the amortization of employee initial public offering awards of $363 million that has not been allocated to the firm's segments.

(3) Includes the following expenses that have not been allocated to the firm's segments: (i) the amortization of employee initial public offering and acquisition awards of $428 million and (ii) the acquisition awards of $290 million related to the firm's combination with SLK.

(4) Includes the following expenses that have not been allocated to the firm's segments: (i) nonrecurring employee initial public offering awards of $2.26 billion, (ii) the amortization of employee initial public offering awards of $268 million and (iii) the charitable contribution to The Goldman Sachs Foundation of $200 million made at the time of the firm's initial public offering.

Quarterly Results (unaudited)

The following represents the firm's unaudited quarterly results for 2001 and 2000. These quarterly results were prepared in accordance with U.S. generally accepted accounting principles and reflect all adjustments, consisting only of normal recurring adjustments, that are, in the opinion of the management, necessary for a fair presentation of the results.

	2001 FISCAL QUARTER			
(IN MILLIONS, EXCEPT PER SHARE DATA)	FIRST	SECOND	THIRD	FOURTH
Total revenues	$ 9,502	$ 8,158	$ 7,360	$ 6,118
Interest expense	4,769	4,168	3,699	2,691
Revenues, net of interest expense	4,733	3,990	3,661	3,427
Operating expenses	3,474	3,044	2,894	2,703
Pre-tax earnings	1,259	946	767	724
Provision for taxes	491	369	299	227
Net earnings	$ 768	$ 577	$ 468	$ 497
Earnings per share				
Basic	$ 1.49	$ 1.12	$ 0.92	$ 0.99
Diluted	1.40	1.06	0.87	0.93
Dividends declared per common share	0.12	0.12	0.12	0.12

	2000 FISCAL QUARTER			
(IN MILLIONS, EXCEPT PER SHARE DATA)	FIRST	SECOND	THIRD	FOURTH
Total revenues	$7,964	$8,196	$8,851	$7,989
Interest expense	3,471	4,041	4,324	4,574
Revenues, net of interest expense	4,493	4,155	4,527	3,415
Operating expenses	3,014	2,897	3,154	2,505
Pre-tax earnings	1,479	1,258	1,373	910[1]
Provision for taxes	592	503	549	309
Net earnings	$ 887	$ 755	$ 824	$ 601[1]
Earnings per share				
Basic	$ 1.83	$ 1.56	$ 1.71	$ 1.23
Diluted	1.76	1.48	1.62	1.16[2]
Dividends declared per share	0.12	0.12	0.12	0.12

[1] The fourth quarter pre-tax earnings and net earnings included a charge of $290 million and $180 million, respectively, related to the firm's combination with SLK.

[2] Excluding the charges related to the combination with SLK, the firm's diluted earnings per share were $1.50.

Common Stock Price Range

On May 4, 1999, the firm's common stock commenced trading on the New York Stock Exchange under the symbol "GS." Prior to that date, there was no public market for the firm's common stock. The following table sets forth, for the fiscal quarters indicated, the high and low closing prices per share of the firm's common stock as reported by the Consolidated Tape Association.

	CLOSING PRICE					
	2001		2000		1999	
	HIGH	LOW	HIGH	LOW	HIGH	LOW
First Quarter	**$118.62**	**$80.50**	$ 94.19	$ 74.50	$ —	$ —
Second Quarter	**103.29**	**77.53**	121.31	69.81	74.13	64.50
Third Quarter	**97.35**	**75.40**	120.75	72.00	72.25	55.81
Fourth Quarter	**91.50**	**65.75**	132.00	79.94	82.81	57.69

As of January 31, 2002, there were approximately 3,440 holders of record of the firm's common stock.

On January 31, 2002, the last reported sales price for the firm's common stock on the New York Stock Exchange was $86.98 per share.

Selected Financial Data

($ AND SHARE AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	AS OF OR FOR YEAR ENDED NOVEMBER				
	2001	2000[4]	1999[5]	1998	1997
Income statement data					
Total revenues	**$ 31,138**	$ 33,000	$ 25,363	$ 22,478	$ 20,433
Interest expense	**15,327**	16,410	12,018	13,958	12,986
Net revenues	**15,811**	16,590	13,345	8,520	7,447
Compensation and benefits[1]	**7,700**	7,773	6,459	3,838	3,097
Nonrecurring employee initial public offering and acquisition awards	**—**	290	2,257	—	—
Amortization of employee initial public offering and acquisition awards	**464**	428	268	—	—
Other operating expenses	**3,951**	3,079	2,369	1,761	1,336
Pre-tax earnings[1]	**$ 3,696**	$ 5,020	$ 1,992	$ 2,921	$ 3,014
Balance sheet data					
Total assets	**$312,218**	$284,410	$248,348	$205,739	$178,401
Long-term borrowings	**31,016**	31,395	20,952	19,906	15,667
Total liabilities	**293,987**	267,880	238,203	199,355	171,864
Shareholders' equity	**18,231**	16,530	10,145	—	—
Partners' capital	**—**	—	—	6,310	6,107
Common share data					
Earnings per share—basic	**$ 4.53**	$ 6.33	$ 5.69	—	—
Earnings per share—diluted	**4.26**	6.00	5.57	—	—
Dividends declared per share	**0.48**	0.48	0.24	—	—
Book value per share	**36.33**	32.18	20.94	—	—
Average common shares outstanding—basic	**509.7**	484.6	475.9	—	—
Average common shares outstanding—diluted	**541.8**	511.5	485.8	—	—
Selected data (unaudited)					
Employees					
United States	**14,565**	14,755	9,746	8,349	6,879
International	**8,112**	7,872	5,615	4,684	3,743
Total employees[2]	**22,677**	22,627[6]	15,361	13,033	10,622
Assets under supervision[3]					
Assets under management	**$350,718**	$293,842	$258,045	$194,821	$135,929
Other client assets	**152,192**	197,876	227,424	142,018	102,033
Total assets under supervision	**$502,910**	$491,718	$485,469	$336,839	$237,962

(1) As a partnership, payments for services rendered by profit participating limited partners were accounted for as distributions of partners' capital rather than as compensation and benefits expense. As a result, pre-tax earnings in 1998 and 1997 are not comparable with 2001, 2000 or 1999.

(2) Excludes employees of Goldman Sachs' property management subsidiaries. Substantially all of the costs of these employees are reimbursed to Goldman Sachs by the real estate investment funds to which these subsidiaries provide property management services.

(3) Substantially all assets under supervision are valued as of calendar month-end.

(4) In 2000, pre-tax earnings included a charge of $290 million ($180 million after taxes) related to the firm's combination with SLK. Excluding this charge, diluted earnings per share were $6.35.

(5) In 1999, pre-tax earnings were reduced by nonrecurring expenses of $2.26 billion associated with the conversion to corporate form and the charitable contribution to The Goldman Sachs Foundation of $200 million made at the time of the initial public offering.

(6) Includes 2,600 employees related to the combination with SLK.

Board of Directors

Henry M. Paulson, Jr.
Chairman and Chief Executive Officer

Robert J. Hurst
Vice Chairman

John A. Thain
President and Co-Chief Operating Officer

John L. Thornton
President and Co-Chief Operating Officer

Lord Browne of Madingley
Group Chief Executive of BP p.l.c.

John H. Bryan
Retired Chairman and Chief Executive Officer of Sara Lee Corporation

Dr. Morris Chang
Chairman of Taiwan Semiconductor Manufacturing Company Ltd.

James A. Johnson
Vice Chairman of Perseus, L.L.C.

Ruth J. Simmons
President of Brown University

Meg Whitman
President and Chief Executive Officer of eBay Inc.

John F.W. Rogers
Secretary to the Board

John L. Weinberg
Senior Chairman

Management Committee

Henry M. Paulson, Jr.
Chairman

Robert J. Hurst
John A. Thain
John L. Thornton
Lloyd C. Blankfein
Richard A. Friedman
Steven M. Heller
Robert S. Kaplan
Kevin W. Kennedy
Steven T. Mnuchin
Philip D. Murphy
Daniel M. Neidich
Robert K. Steel
David A. Viniar
Patrick J. Ward
Peter A. Weinberg
Jon Winkelried

Gregory K. Palm
Esta E. Stecher
General Counsels

Managing Directors

Henry M. Paulson, Jr.
Robert J. Hurst
Howard A. Silverstein
Kevin W. Kennedy*
Daniel M. Neidich
Michael R. Lynch
Thomas E. Tuft
Lloyd C. Blankfein
John P. Curtin, Jr.
Charles T. Harris III
Eff W. Martin
Robert K. Steel
John A. Thain*
John L. Thornton*
Barry L. Zubrow*
Frank L. Coulson, Jr.
Richard A. Friedman
Joseph H. Gleberman
Steven M. Heller
Ann F. Kaplan
Robert S. Kaplan
Gaetano J. Muzio
Timothy J. O'Neill
John J. Powers
Richard A. Sapp
Thomas B. Walker III
Patrick J. Ward
Jon Winkelried
Gregory K. Palm
Sylvain M. Hefes*
Lawrence H. Linden
Masanori Mochida*
Philip D. Murphy
Suzanne M. Nora Johnson*
Terence M. O'Toole
Gene T. Sykes
David A. Viniar
John S. Weinberg*
Peter A. Weinberg
George W. Wellde, Jr.
Jaime E. Yordán
Sharmin Mossavar-Rahmani
Armen A. Avanessians
David W. Blood*
Gary D. Cohn*
Christopher A. Cole
Henry Cornell
Robert V. Delaney, Jr.
Joseph Della Rosa
J. Michael Evans
Lawton W. Fitt
Joseph D. Gatto
Peter C. Gerhard
Nomi P. Ghez
David L. Henle
Francis J. Ingrassia
Scott B. Kapnick
Peter S. Kraus
Robert Litterman
Peter G.C. Mallinson
E. Scott Mead
Eric M. Mindich
Steven T. Mnuchin
Thomas K. Montag*
Christopher K. Norton
Wiet H.M. Pot*
Eric S. Schwartz
Richard S. Sharp
Richard G. Sherlund
Michael S. Sherwood
Cody J Smith
Daniel W. Stanton
Esta E. Stecher*
Byron D. Trott
Barry S. Volpert
Tracy R. Wolstencroft
Terence J. O'Neill
Peter D. Sutherland S.C.
E. Gerald Corrigan
David Baum
Milton R. Berlinski
Jean-Luc Biamonti
Thomas C. Brasco
Peter D. Brundage
Christopher J. Carrera
Mary Ann Casati
Andrew A. Chisholm
Abby Joseph Cohen*
Frank T. Connor
Claudio Costamagna*
Randolph L. Cowen
Philip M. Darivoff
Timothy D. Dattels
Paul C. Deighton
Andrew C. Devenport
Michael B. Dubno
William C. Dudley
Glenn P. Earle
Paul S. Efron
Charles P. Eve
Pieter Maarten Feenstra
Edward C. Forst
Christopher G. French
C. Douglas Fuge
Richard J. Gnodde*
Jeffrey B. Goldenberg
Geoffrey T. Grant
Louis S. Greig
Joseph D. Gutman
Robert S. Harrison
David B. Heller
Timothy J. Ingrassia
Daniel J. Jick
Robert C. Jones
Chansoo Joung
Barry A. Kaplan
David A. Kaplan
Erland S. Karlsson
Douglas W. Kimmelman
Bradford C. Koenig
Bruce M. Larson
Anthony D. Lauto
Susan R. Leadem
Thomas B. Lewis, Jr.
Gwen R. Libstag
Victor M. Lopez-Balboa

**Partnership Committee Members*

Heinz Thomas Mayer
John C. McIntire
Sanjeev K. Mehra
Kenneth A. Miller
Karsten N. Moller
Avi M. Nash
Warwick M. Negus
Richard T. Ong
Ronald M. Ongaro
Timothy C. Plaut
Michael A. Price*
Emmanuel Roman
Stuart M. Rothenberg*
Richard M. Ruzika
Tsutomu Sato
Muneer A. Satter
P. Sheridan Schechner
Howard B. Schiller
Antoine Schwartz
John P. Shaughnessy
James M. Sheridan
Richard P. Simon
Christian J. Siva-Jothy
Theodore T. Sotir
Marc A. Spilker
Hsueh J. Sung
Mark R. Tercek
Robert B. Tudor III
A. Carver Wickman
Susan A. Willetts
W. Thomas York, Jr.
Jide J. Zeitlin*
Herbert E. Ehlers
M. Roch Hillenbrand
Simon M. Robertson
Bradley I. Abelow
Philippe J. Altuzarra
David M. Atkinson
John S. Barakat
Barbara J. Basser-Bigio
Jonathan A. Beinner
Tarek M. Ben Halim
Andrew S. Berman
James J. Birch
David R. Boles
Charles W.A. Bott
Charles C. Bradford III
Steven M. Bunson
Timothy B. Bunting
Michael S. Burton
George H. Butcher III
Chris Casciato
Varkki P. Chacko
Sacha A. Chiaramonte
Robert J. Christie
Laura C. Conigliaro
John W. Curtis
Matthew S. Darnall
David A. Dechman
Emanuel Derman
Alexander C. Dibelius
Paula A. Dominick
Karlo J. Duvnjak
Jay S. Dweck
Isabelle Ealet
Alexander S. Ehrlich
John E. Eisenberg
George C. Estey
Mark D. Ettenger
Elizabeth C. Fascitelli
Laurie R. Ferber
Oliver L. Frankel
H. John Gilbertson, Jr.
Christopher Grigg
Douglas C. Grip
Celeste A. Guth
Shelley A. Hartman
Stephen J. Hay
Isabelle Hayen
Gregory T. Hoogkamp
Robert G. Hottensen, Jr.
William L. Jacob III
Andrew J. Kaiser
John L. Kelly
Robert C. King, Jr.
Adrian P. Kingshott
Mark J. Kogan
Kenneth H.M. Leet
Mark E. Leydecker
Richard J. Lieb
Mitchell J. Lieberman
Josephine Linden
Francisco Lopez-Balboa
Antigone Loudiadis
Shogo Maeda
John A. Mahoney
Sean O. Mahoney
Charles G.R. Manby
David J. Mastrocola
Theresa E. McCabe
Stephen J. McGuinness
John W. McMahon
Audrey A. McNiff
David M. Meerschwam
Amos Meron
Therese L. Miller
Wayne L. Moore
Donald J. Mulvihill
Patrick E. Mulvihill
Duncan L. Niederauer
Robert J. Pace
Stephen R. Pierce
John J. Rafter
Charlotte P. Ransom
John F.W. Rogers
Michael D. Ryan
J. Michael Sanders
Robert J. Shea, Jr.
Victor R. Simone, Jr.
Dinakar Singh
Michael M. Smith
Randolph C. Snook
Jonathan S. Sobel
Judah C. Sommer
Mark J. Tracey
Michael A. Troy
Barry S. Turkanis
Kaysie P. Uniacke
Hugo H. Van Vredenburch
Haruko Watanuki
Todd A. Williams
Zi Wang Xu
Yasuyo Yamazaki
Paolo Zannoni
Yoel Zaoui
Joan H. Zief
Scott Prince
Kendrick R. Wilson III
Trevor Nash
Peter C. Aberg
Elliot M. Alchek
Mitchel J. August
Frances R. Bermanzohn
Robert A. Berry
Benjamin S. Bram
Craig W. Broderick
Richard J. Bronks
Lawrence V. Calcano
John D. Campbell
Richard M. Campbell-Breeden
Anthony H. Carpet
Michael J. Carr
Virginia E. Carter
Calvin R. Carver, Jr.
David K. Chang
Peter T. Cirenza
Kent A. Clark
Timothy J. Cole
Donna L. Conti
Edith W. Cooper
Philip A. Cooper
Neil D. Crowder
Stephen C. Daffron
John S. Daly
Juan A. Del Rivero
Stephen D. Dias
Simon P. Dingemans
Noel B. Donohoe
Jana Hale Doty
Robert G. Doumar, Jr.
Matthieu B. Duncan
Gordon E. Dyal
Glenn D. Engel
Michael P. Esposito
Steven M. Feldman
Stephen C. Fitzgerald
David N. Fleischer
Matthew T. Fremont-Smith
Emmanuel Gavaudan
Jay S. Goodgold
Andrew M. Gordon
Robert D. Gottlieb*
William M. Grathwohl
David J. Greenwald
Erol Hakanoglu
Roger C. Harper
Nobumichi Hattori
Robert C. Heathcote
Maykin Ho
Timothy E. Hodgson
Christopher G. Hogg
Robert D. Hormats
James A. Hudis
Terry P. Hughes
Bimaljit S. Hundal
Mark M. Jacobs
Richard I. Jaffee
Dan H. Jester
Robert H. Jolliffe
Jason S. Kaplan
Sun Bae Kim
Colin E. King
Ewan M. Kirk
Michael K. Klingher

**Partnership Committee Members*

Melissa B. Kogan
David J. Kostin
Koji Kotaka
Andrew D. Learoyd
Donald C. Lee
Paulo C. Leme
Hughes B. Lepic
Alan B. Levande
Matthew G. L'Heureux
Stephen C. Lichtenauer
Roger A. Liddell
Michael C. Luethke
Russell E. Makowsky
Barry A. Mannis
Robert J. Markwick
Jacques Martin
John J. Masterson
Kathy M. Matsui
Richard F.X. McArdle
Joseph M. McConnell
Mark E. McGoldrick
Geraldine F. McManus
James E. Milligan
Edward S. Misrahi
Yukihiro Moroe
Jeffrey M. Moslow
Ian Mukherjee
Richard A. Murley
Michiya Nagai
Jay S. Nydick
Jinsuk T. Oh
Daniel B. O'Rourke
Mukesh K. Parekh
Alberto M. Piedra, Jr.
Andrea Ponti
Michael J. Poulter
Dioscoro-Roy I. Ramos
Joseph Ravitch
Anthony John Reizenstein
Pamela P. Root
Ralph F. Rosenberg
Jacob D. Rosengarten
Michael S. Rubinoff
Paul M. Russo
Allen Sangines-Krause
Gary B. Schermerhorn
Mitchell I. Scherzer
Steven M. Scopellite
David J. Scudellari
Ravi Sinha
Edward M. Siskind
Mark F. Slaughter

Sarah E. Smith
Raymond S. Stolz
Steven H. Strongin
Andrew J. Stuart
Patrick Sullivan
George M. Suspanic
John H. Taylor
Greg W. Tebbe
Daisuke Toki
Harkanwar Uberoi
John J. Vaske
George H. Walker IV
David R. Walton
Hsueh-Ming Wang
David M. Weil
Mark S. Weiss
Barbara A. White
Tetsufumi Yamakawa
James P. Ziperski
Philip J. Pifer
R. Douglas Henderson
Frank J. Governali
Corrado P. Varoli
James S. Golob
Thomas M. Fitzgerald III
Eileen Rominger
Michael S. Wishart
Lawrence H. Cohen
David M. Solomon
Karen R. Cook
Alberto F. Ades
Gregory A. Agran
Raanan A. Agus
Dean C. Backer
Michiel J. Bakker
Mark E. Bamford
Carl-Georg Bauer-Schlichtegroll
Patrick Y. Baune
Stuart N. Bernstein
Randall A. Blumenthal
Alison L. Bott
James K. Brown
John J. Bu
Mark J. Buisseret
Andrew J. Burke-Smith
Mary D. Byron
Elizabeth V. Camp
Laurie G. Campbell
Mark M. Carhart
Marc I. Cohen
Thomas G. Connolly
Eduardo A. Cruz

Michael G. De Lathauwer
James Del Favero
Martin R. Devenish
Armando A. Diaz
Paul M. DiNardo
Michele I. Docharty
Thomas M. Dowling
Brian J. Duffy
Edward K. Eisler
Bruce J. Evans
Jeffrey F. Fastov
James A. Fitzpatrick
George B. Foussianes
Matthias K. Frisch
Shirley Fung
Nicholas J. Gaynor
Scott A. Gieselman
Anthony J. Gordon
Lorenzo Grabau
Peter W. Grieve
Paul R. Harvey
Arthur J. Hass
Keith L. Hayes
Bruce A. Heyman
Joanne M. Hill
Daniel E. Holland III
Teresa E. Holliday
Michael R. Housden
Paul J. Huchro
Edith A. Hunt
Susan J. Hunt
Toni-Dara Infante
Raymond J. Iwanowski
Andrew J. Jonas
James M. Karp
Richard Katz
David K. Kaugher
Lawrence S. Keusch
Rustom N. Khandalavala
Timothy M. Kingston
Daniel H. Klebes II
Jonathan R. Knight
Richard E. Kolman
Peggy A. Lamb
Thomas K. Lane
John J. Lauto
Matthew Lavicka
David N. Lawrence
Anthony J. Leitner
Ronald S. Levin
Syaru Shirley Lin

David McD. A. Livingstone
Douglas F. Londal
Jacques M. Longerstaey
Kevin L. Lundeen
Kathleen M. Maloney
Robert S. Mancini
Thomas J. McAdam
Joseph P. McGrath, Jr.
Richard P. McNeil
Michael C. Melignano
Andrew L. Metcalfe
Michael R. Miele
Gunnar T. Miller
Gregory T. Mount
Eric D. Mullins
Gabrielle U. Napolitano
Susan M. Noble
Suok J. Noh
Katherine K. Oakley
Joel D. Ospa
Geoffrey M. Parker
David B. Philip
Paul A. Phillips
Ellen R. Porges
Richard H. Powers
Goran V. Puljic
Kevin A. Quinn
Gregory G. Randolph
Kimberly E. Ritrievi
Richard J. Rosenstein
Ivan Ross
Katsunori Sago
Pablo J. Salame
Paul S. Schapira
Jeffrey W. Schroeder
Harvey M. Schwartz
Karen D. Seitz
Randolph Sesson, Jr.
Ravi M. Singh
Linda J. Slotnick
Derek S. Smith
Trevor A. Smith
Daniel L. Sparks
Joseph P. Stevens
Shahriar Tadjbakhsh
Kiyotaka Teranishi
Massimo Tononi
Stephen S. Trevor
Donald J. Truesdale
John Tumilty
Christopher H. Turner
Thomas B. Tyree, Jr.

Berent A. Wallendahl
Lance N. West
Christopher G. Williams
John S. Willian
Kenneth W. Willman
Andrew F. Wilson
William H. Wolf, Jr.
Richard A. Yacenda
Paul M. Young
Richard M. Young
Kenneth S. Courtis
Thomas J. Kenny
Jonathon C. Raleigh
Brian F. Farr
Jack Levy
Ronald K. Tanemura
Anne Yang
William Connell
Mark F. Dehnert
Peter J. Layton
Arthur S. Margulis, Jr.
John S. Rizner
Daniel M. FitzPatrick
Michael H. Siegel
Peter A. Kiernan
Matthew C. Westerman
Antonio Borges
Jason H. Ekaireb
Kenneth T. Berents
Carmen Marino
Peter Schiefer
Maura J. Clark
Seaborn S. Eastland
William C. Montgomery
Stephen P. Hickey
Eric S. Swanson
Zarthustra J. Amrolia
Daniel A. Abut
Yusuf A. Aliredha
John G. Andrews
Francois Andriot
John A. Ashdown
William A. Badia
Adam P. Barrett
Christopher M. Barter
Frank A. Bednarz
Janet L. Bell
Anthony D. Bernbaum
Thomas P. Berquist
John D. Bertuzzi
Elizabeth E. Beshel
Andrew M. Bevan

Abraham Bleiberg
Alastair M. Borthwick
Graham Branton
Alan J. Brazil
Julian J. Brown
Melissa R. Brown
David D. Burrows
Mark J. Carlebach
Mariafrancesca Carli
Mark Carroll
Amy L. Chasen
W. Reed Chisholm II
Jane P. Chwick
Geoffrey G. Clark
Catherine M. Claydon
Michael D. Cochrane
Robert G. Collins
Marcus R. Colwell
Peter H. Comisar
Llewellyn C. Connolly
Eric J. Coutts
Meyrick Cox
Brahm S. Cramer
Nicholas P. Crapp
Michael L. Crowl
Michael D. Daffey
Paul B. Daitz
Jean A. De Pourtales
Luigi de Vecchi
James D. Dilworth
Joseph P. DiSabato
Suzanne O. Donohoe
James H. Donovan
Donald J. Duet
Michael L. Dweck
Gregory H. Ekizian
Aubrey J. Ellis
Earl S. Enzer
Christopher H. Eoyang
Ian J. Evans
Norman Feit
Jacob Y. Friedman
Robert K. Frumkes
Richard A. Genna
Kenneth K. Gershenfeld
Rajiv A. Ghatalia
Robert R. Gheewalla
Gary T. Giglio
Pedro Gonzalez Grau
Gregory M. Gould
Michael J. Graziano
Carmen A. Greco

Sebastian Grigg
Peter Gross
Douglas A. Guzman
David R. Hansen
Arne K. Hassel
Douglas C. Heidt
William L. Hemphill
David P. Hennessey
Peter C. Herbert
Kenneth W. Hitchner
Peter Hollmann
Philip Holzer
Jay D. Horine
Zu Liu Frederick Hu
Elizabeth A. Husted
Walter V. Hutcherson
John S. Iglehart
Margaret H. Isdale
Hideki Ishibashi
Walter A. Jackson
Ronald H. Jacobe, Jr.
Andrew R. Jessop
Thomas Jevon
David M. Jimenez-Blanco
Peter T. Johnston
Roy R. Joseph
Marc H. Jourdren
Atul Kapur
James C. Katzman
Carsten Kengeter
Gioia M. Kennett
Frank J. Kinney III
Shigeki Kiritani
Mary Lyn Valkenburg Kurish
Gregory D. Lee
Todd W. Leland
Remco O. Lenterman
Johan H. Leven
Richard J. Levy
Tobin V. Levy
P. Jeremy Lewis
George C. Liberopoulos
Richard C. Lightburn
Susan S. Lin
Anthony W. Ling
Bonnie S. Litt
Joseph Longo
Peter B. MacDonald
Mark G. Machin
John V. Mallory
Blake W. Mather
Karen A. Matte

John J. McCabe
Lynn M. McCormick
James A. McNamara
Robert A. McTamaney
Sharon I. Meers
Christian A. Meissner
Michael A. Mendelson
Luciana D. Miranda
Douglas D. Moffitt
R. Scott Morris
Kevin D. Naughton
Leslie S. Nelson
Theodore E. Niedermayer
Markus J. Noe-Nordberg
Fergal J. O'Driscoll
L. Peter O'Hagan
Taneki Ono
Calum M. Osborne
Nigel M. O'Sullivan
Brett R. Overacker
James R. Paradise
Michael L. Pasternak
Ketan J. Patel
Arthur J. Peponis
David E. Perlin
Michel G. Plantevin
Roderic L. Prat
B. Andrew Rabin
Philip A. Raper
Peter Richards
Michael J. Richman
Andrew J. Rickards
Paul M. Roberts
Michael S. Rotter
John P. Rustum
Neil I. Sarnak
Atsuko Sato
Masanori Sato
Marc P. Savini
Erich P. Schlaikjer
Thomas M. Schwartz
Lisa M. Shalett
David G. Shell
Evan W. Siddall
Ralph J. Silva
David T. Simons
Christine A. Simpson
Sergio E. Sotolongo
Vickrie C. South
Timothy T. Storey
Nobumichi Sugiyama
Johannes R. Sulzberger

Richard J. Sussman
Watanan Suthiwartnarueput
Caroline H. Taylor
David H. Tenney
Timothy J. Throsby
Peter K. Tomozawa
Daniel Truell
Gareth N. Turner
Eiji Ueda
Lucas van Praag
Frederick G. Van Zijl
Ashok Varadhan
Casper W. Von Koskull
Robert T. Wagner
Jerry T. Wattenberg
Gregg S. Weinstein
Scott R. Weinstein
Martin M. Werner
C. Howard Wietschner
Keith R. Wills
Kurt D. Winkelmann
Melinda B. Wolfe
Wassim G. Younan
Rebecca Amitai
Edward A. Brout
Andrew Cader
Mark A. Castellano
Todd J. Christie
Lawrence A. Cohen
James A. Coufos
Neil V. DeSena
Stephen J. DiLascio
Brian Duggan
Gary L. Eisenreich
John A. Ferro, Jr.
Randy W. Frankel
Nicholas G. Giordano
Charles G. Goetz
Gary F. Goldring
Thomas J. Gravina
William W. Gridley
Edward S. Gutman
Donald W. Himpele
Richard R. Hogan
William J. Kenney
Philip J. Kopp III
Peter T. Lawler
Stephen M. Levick
Nicholas I. Marovich
John J. Minio
Timothy R. Mullen
Patrick E. Murphy
Raymond T. Murphy
Daniel P. Opperman
Bryant F. Pantano
James H. Rogan
Richard C. Salvadore
Patrick P. Scire
Mary Beth Shea
Steven R. Starker
Stuart L. Sternberg
Gary J. Sveva
Gary S. Tolchin
Brian J. Toolan
Lawrence F. Trainor
George F. Varsam
Thomas L. Williams
Alphonse Zenna
Gregory Zenna
Timothy G. Freshwater
Kathleen L. Brown
Hugh A. Ragsdale III
Philippe Khuong-Huu
John S. Sheldon
Michael Liberman
Jean-Michel Steg
Richard S. Morse
Steven Kerr*
Christopher P. Sullivan
Ruud G. Hendriks
Laura A. Liswood*
Harry Silver
B. Michael Covell
Gary D. Black
Alastair J. Walton
Leslie A. Barbi
Gerhard Baumgard
William J. Young
Bradley J. Peterson
Donald R. Mullen
Chan-Keun Lee
Alison J. Mass
Theodor Weimer
Christopher A. Bates
Arthur L. Jacobson, Jr.
James A. Jacobson, Jr.
Robert J. Jacobson
Ben I. Adler
Syed H. Ahmad
Ignacio Alvarez-Rendueles
Arnaud M. Apffel
Lori B. Appelbaum
Philip S. Armstrong
Neil Z. Auerbach
Katherine M. Bailon
Andrew G. Baird
William J. Bannon
Scott B. Barringer
Steven M. Barry
Jordan M. Bender
Michael G. Berini
Paul D. Bernard
Andrew C. Bieler
Dorothee Blessing
George M. Brady
Holger Bross
Joseph M. Busuttil
Jin Yong Cai
Valentino D. Carlotti
Andrea Casati
Eduardo Centola
James B. Clark
Alexander Classen
Marta Z. Cotton
Linda S. Daines
Stephen B. Dainton
Stephen Davies
Oral W. Dawe
Diego De Giorgi
Daniel L. Dees
Kenneth M. Eberts, III
Howard B. Eisen
Christian Erickson
Luca D. Ferrari
David A. Fishman
Alexander W. Fletcher
Karl Fowler
Orit P. Freedman
Naosuke Fujita
Enrico S. Gaglioti
James R. Garvey
Nancy S. Gloor
Daniel C. Goldwater
Gregg A. Gonsalves
Larry J. Goodwin
Stefan Green
David J. Grounsell
Elizabeth C. Groves
Arun M. Gunewardena
Ralf O. Haase
Mary L. Harmon
Valerie J. Harrison
Rumiko Hasegawa
Edward A. Hazel
David R. Heinz
Melina E. Higgins
Michael I. Hill
Margaret J. Holen
Sean C. Hoover
Thomas J. Houle
Janet T. Hurley
Robert F. Incorvaia
William J. Jones
Kenneth L. Josselyn
Toshinobu Kasai
John J. Kauffman
Remy Klammers
Eiichiro Kuwana
Peter Labbat
Eric S. Lane
Gary R. Lapidus
Andrew E. Law
Richard O. Leggett
Gregg R. Lemkau
Ryan D. Limaye
Jill E. Lohrfink
Richard E. Lyon, III
Christopher J. Magarro
Keith A. Malas
David J. Marshall
Allan S. Marson
Robert A. Mass
George N. Mattson
Ian R. McCormick
Gerald C. McNamara, Jr.
Stuart G. McPherson
Lance P. Meaney
Bernard A. Mensah
Julian R. Metherell
Masatoki J. Mitsumata
J. Ronald Morgan, III
James P. Morris
Robert G. Munro
Rie Murayama
Mark J. Naylor
Jeffrey P. Nedelman
Eric M. Oberg
Gavin G. O'Connor
James K. O'Connor
Todd G. Owens
Fumiko Ozawa
Helen Paleno
Massimo Pappone
Archie W. Parnell
Todd J. Phillips
Anthony J. Principato
Alan M. Rapfogel
Sara E. Recktenwald

**Partnership Committee Members*

Filip A. Rensky
Jeffrey A. Resnick
Thomas S. Riggs, III
Richard T. Roberts
Normann G. Roesch
David C. Ryan
David M. Ryan
James E. Sawtell
Marcus Schenck
Susan J. Scher
Stephen M. Scherr
Masaru Shibata
James Shim
Abraham Shua
Jeffrey S. Sloan
John E. Smollen
Keith G. Starkey
Margaret E. Stone
George C. Strachan
Fredrik J. Stromholm
Raymond B. Strong, III
Nicolas F. Tiffou
Jason A. Tilroe
Can Uran
David H. Voon
John E. Waldron
Robert P. Wall
Steven A. Wallace
Michael W. Warren
Christopher S. Wendel
Richard T. Wertz
David D. Wildermuth
Kevin L. Willens
Jon A. Woodruff
Michael Y. Yao
William M. Wicker
Steven D. Pruett
Michael Klimek
Douglas M. Angstrom

In Memoriam

We mourn the loss of two of our colleagues and friends:

Alok Puri
After joining the firm in 1988, Alok spent his entire career on the Eurobond desk in London. Alok was asked to manage the desk in 1997 and became a Managing Director in 1999. We will remember him for his generosity, humor and intelligence.

Douglas W. Caterfino
Doug joined Goldman Sachs in 1987 and became a member of the Financial Institutions Group in 1991. He quickly established himself as an integral member of the FIG team and became a managing director in 1997. Doug always made time to listen and mentor his colleagues; he will be greatly missed.

Advisory Directors

Peter M. Sacerdote
Peter R. Coneway
Peter K. Barker
Eric S. Dobkin
Joseph H. Wender
Jonathan L. Cohen
William C. Landreth
Edward Spiegel
Victor R. Wright
Joseph H. Ellis
Wade Fetzer III
David B. Ford
Henry James
Donald C. Opatrny, Jr.
Alan A. Shuch
Gavyn Davies
Thomas J. Healey
Robert E. Higgins
Robert J. Katz
Stuart J. Schlesinger
Joseph R. Zimmel
Jonathan R. Aisbitt
T. Willem Mesdag
Robin Neustein
Richard E. Witten
Carlos A. Cordeiro
Leslie C. Tortora
John L. Townsend III
Mark A. Zurack
Mary C. Henry
Jacquelyn M. Hoffman-Zehner
Robert H. Litzenberger
Girish V. Reddy

Senior Directors

John C. Whitehead
Howard R. Young
H. Frederick Krimendahl II
George E. Doty
Donald R. Gant
James P. Gorter
Robert B. Menschel
Robert E. Mnuchin
Sidney J. Weinberg, Jr.
Thomas B. Walker, Jr.
Richard L. Menschel
Eugene Mercy, Jr.
George M. Ross
Stephen B. Kay
Robert N. Downey
Roy J. Zuckerberg
Robert M. Conway
David M. Silfen
Eugene V. Fife
Peter G. Sachs
Willard J. Overlock, Jr.
Mark O. Winkelman
John R. Farmer
Mark Schwartz
John P. McNulty
Peter R. Kellogg
Harvey Silverman

International Advisors

Dr. Diethart Breipohl
Chester A. Crocker
Claes Dahlbäck
Guillermo de la Dehesa
Vladimír Dlouhý
Oscar Fanjul
The Honorable Thomas S. Foley
Jaime Garcia-Parra
Ambassador Donald P. Gregg
Lord Griffiths of Fforestfach
Professor Victor Halberstadt
Geraldo Hess
Ambassador Kim Kihwan
Klaus Luft
Jacques Mayoux
Charles Miller Smith
C. Roger Moss O.B.E.
Dr. Cherry Qingyuan Li
Ambassador Arifin M. Siregar
Martin Taylor
Akani Thapthimthong
Karel van Miert

In Memoriam

Senator Mike Mansfield

We are saddened by the death of Senator Mike Mansfield, a senior advisor to the firm. Senator Mansfield led a life distinguished by an overriding and selfless commitment to public service. Senator Mansfield joined Goldman Sachs in January of 1989 to advise the firm on strategic issues and business developments worldwide with primary emphasis on Japan and Asia. He worked from the firm's Washington, D.C. office, where he maintained close contact with Japanese and Chinese government officials and business leaders. Senator Mansfield has left an indelible mark on the United States and, indeed, the world as a U.S. Senator from Montana, Senate Majority Leader and U.S. Ambassador to Japan. But we will remember him most for his wise counsel, measured words, humility and kindness.

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Tokyo
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Washington, D.C.
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Executive Offices

The Goldman Sachs Group, Inc.
85 Broad Street
New York, New York 10004
1-212-902-1000
www.gs.com

Common Stock

The common stock of The Goldman Sachs Group, Inc. is listed on the New York Stock Exchange and trades under the ticker symbol "GS."

Shareholder Inquiries

Information about the firm, including all quarterly earnings releases and financial filings with the U.S. Securities and Exchange Commission, can be accessed at our Web site: www.gs.com.

Shareholder inquiries can also be directed to Investor Relations via our Web site at www.gs.com/shareholders/ or by calling 1-212-902-0300.

Annual Report on Form 10-K for 2001

Copies of the firm's Annual Report on Form 10-K as filed with the Securities and Exchange Commission can be accessed on our Web site at www.gs.com/shareholders/.

Copies can also be obtained by contacting Investor Relations via our Web site at www.gs.com/shareholders/ or by calling 1-212-902-0300.

Transfer Agent and Registrar for Common Stock

Questions from registered shareholders of The Goldman Sachs Group, Inc. regarding lost or stolen stock certificates, dividends, changes of address and other issues related to registered share ownership should be addressed to:

Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660
1-800-419-2595
www.melloninvestor.com

Independent Accountants

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York, New York 10036

Except where specifically defined, the terms "Goldman Sachs," "firm," "we," "us" and "our" in this document may refer to The Goldman Sachs Group, Inc. and/or its subsidiaries and affiliates worldwide, or to one or more of them, depending on the context in each instance.

4350-01-102

Goldman Sachs

WWW.GS.COM